DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03017689

No Act
P.E. 1-8-03
2-26850

March 17, 2003

John H. Mullan
Corporate Vice President
and Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act	1934
Section	
Rule	14A-8
Public Availability	3/17/2003

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

Re: Northrop Grumman Corporation
Incoming letter dated January 8, 2003

Dear Mr. Mullan:

This is in response to your letter dated January 8, 2003 concerning the shareholder proposals submitted to Northrop Grumman by John Chevedden and Jerome McLaughlin and the shareholder proposal submitted to Northrop Grumman by Larry Anduha. We also have received a letter from John Chevedden on behalf of himself and the other proponents dated January 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave. No. 205
Redondo Beach, CA 90278

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

January 8, 2003

1934 Act/ Rules 14a-8 and 14a-9

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Northrop Grumman Corporation

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received from Mr. John Chevedden the two sets of proposals attached as Exhibits A and B to this letter.

Exhibit A is a joint submission by Mr. Chevedden and Mr. Jerome McLaughlin and requests that the Board of Directors (i) redeem the outstanding rights (the "Rights") issued under its Shareholder Rights Plan (the "Plan") and (ii) not adopt or extend any shareholder rights plans unless submitted to a stockholder vote (the "Rights Proposal").

Exhibit B is a submission by Mr. Larry Anduha that purports to designate Mr. Chevedden as his legal representative or "proxy" and that seeks to reduce the percentage of shares necessary to effect certain actions (the "Vote Proposal").

This letter is to advise you that it is the Company's intention to exclude both the Rights Proposal and the Vote Proposal from the definitive proxy statement for its 2003 Annual Meeting of Shareholders scheduled to be filed with the Securities and Exchange Commission (the "Commission") and mailed to the shareholders on or about April 1, 2003. In accordance with Rule 14a-8(j), by copies of this letter the Company has notified all three purported proponents of its intention to omit the proposals from its 2003 proxy materials. Also in accordance with Rule 14a-8(j), enclosed are six copies of this letter and the exhibits hereto, including the proposals and supporting statements, and a supporting opinion of the Company's Delaware counsel.

The Company believes that all of the proposals may be omitted from its 2003 proxy materials because, taken together, they constitute three distinct proposals submitted by a single proponent, Mr. Chevedden, in violation of Rule 14a-8(c).

The Company further believes that the Rights Proposal may be omitted for the following additional separate reasons:

I. It is two separate and distinct proposals masquerading as a single proposal by use of the conjunction "and," in violation of Rule 14a-8(c).
II. Implementation of the recommendations would violate Delaware law within the meaning of Rule 14a-8(i)(2), and accordingly the Company would lack the power and authority to implement it under Rule 14a-8(i)(6).
III. The proposal on redemption of the outstanding Rights relates to specific amounts of cash or stock dividends and is excludable under Rule 14a-8(i)(13).
IV. The proposal contains false or misleading statements prohibited by Rule 14a-9 and is excludable under Rule 14a-8(i)(3).

The Company further believes that the Vote Proposal may be omitted for the following additional separate reasons:

I. Mr. Anduha, the nominal proponent, has not demonstrated his eligibility pursuant to Rule 14a-8(b) to submit the proposal within the time specified in Rule 14a-8(f).
II. The proposal contains false or misleading statements prohibited by Rule 14a-9 and is excludable under Rule 14a-8(i)(3).

For these reasons, as discussed in detail below, the Company respectfully requests the advice of the Staff (the "Staff") of the Commission's Division of Corporate Finance that it will recommend no enforcement action if the Company excludes the Rights Proposal and the Vote Proposal from its proxy materials for the 2003 Annual Meeting of Shareholders.

The Rights Proposal and the Vote Proposal

The Company received two facsimile transmissions from Mr. Chevedden, one on November 30, 2002, and a second on December 5, 2002.[1] The November 30th transmission (see Exhibits A and B) consisted of (i) Mr. Chevedden's letter of the same date purporting to invoke Rule 14a-8 (the "Rule") and addressed to the Company's Chairman; (ii) a letter dated October 30, 2002 addressed to the Company's Chairman from Mr. McLaughlin that purported to invoke the Rule and to give Mr. Chevedden power to act on behalf of Mr. McLaughlin; (iii) the initial Rights Proposal jointly submitted by Mr. Chevedden and Mr. McLaughlin; (iv) a letter dated October 30, 2002 addressed to the Company's Chairman from Mr. Anduha that purported to invoke the Rule and to give Mr. Chevedden power to act on behalf of Mr. Anduha; and (v) the Vote

[1] The December 5 transmission from Mr. Chevedden contained a date and time stamp from the sending machine indicating that two pages appearing to address the Company's Plan were sent at 22:11 and 22:12 hours on December 4, but were received at the Company's machine at 00:01 hours on December 5. The transmission was not accompanied by a cover letter but at the top of the first page appears the phrase "December 4, 2002 update."

Proposal submitted by Mr. Anduha recommending that the Company adopt a simple-majority vote bylaw. A copy of the December 5th facsimile transmission from Mr. Chevedden to the Company is attached to this letter as Exhibit C.

By letters dated December 5, 2002, copies of which are attached to this letter as Exhibit D, the Company requested that Mr. Chevedden and Mr. McLaughlin cure eligibility and procedural defects. By letters dated December 3, 2003, copies of which are attached to this letter as Exhibit E, the Company also requested that Mr. McLaughlin and Mr. Anduha cure eligibility and procedural defects. The Company's records show no response from Mr. Anduha.

The Company's 2002 Annual Meeting was held on May 15, 2002, and the Company's proxy materials for its 2002 Annual Meeting were filed with the SEC and mailed on April 4, 2002. The last day for Northrop Grumman shareholders to submit proposals for the 2003 Annual Meeting was December 6, 2002. The Company's 2003 Annual Meeting will take place on May 15, 2003, and the Company expects to file its definitive proxy materials with the Commission on or about April 1, 2003.

Grounds for Exclusion of the Proposals

A. The Proposals Should Be Excluded Because of Mr. Chevedden's Violation of the One-Proposal Limitation of the Rule

The Company timely advised Mr. Chevedden in its December 5, 2002 letter that he may present only one proposal for consideration at the Annual Meeting. The Company received a short cryptic response dated December 18, 2002 from him, a copy of which is attached as Exhibit F, stating only that "the December 5, 2002 letter is not clear in some respects and it is respectfully believed to not raise any new issues for which the company would need clarification." Mr. Chevedden has not withdrawn either the Rights Proposal or the Vote Proposal and does not explain why he believes that he is entitled under the Rule to present more than one proposal.

In various rulings under paragraph (a)(4) of the prior version of the Rule, the predecessor of existing paragraph (c), the Staff has permitted the exclusion of *all* multiple proposals submitted by the true proponent *and* his nominal proponents,[2] even where the identity of the true proponent initially was concealed, which prevented the registrant from making a timely preliminary objection under the Rule. The Staff has also declined to allow Mr. Chevedden to act as the representative of a shareholder for purposes of advancing a shareholder proposal.[3]

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[2] *See, e.g., International Business Machines Corp.* (Jan. 26, 1998) 1998 SEC No-Act. LEXIS 99; *Dominion Resources, Inc.* (Feb. 24, 1993) 1993 SEC No-Act. LEXIS 292; *Banc One Corporation* (Feb. 2, 1993) 1993 SEC No-Act. LEXIS 1993.

[3] *TRW Inc.* (Jan. 24, 2001) 2001 SEC No-Act. LEXIS 102. While Mr. Chevedden was not a TRW shareholder, the effect of the Staff's ruling was to prevent him from doing, by means of the "representative" device, what he was not permitted to do under the Rule. In *TRW*, Mr. Chevedden sought to advance a shareholder proposal, even though he was not a shareholder. Here, he seeks, by means of a "proxy" device, to advance more than one of his own proposals, which is also precluded by the Rule.

Mr. Chevedden's role as the real author and only active proponent of the Vote Proposal is evidenced by (i) the so-called "proxy" itself, submitted for both Mr. McLaughlin and Mr. Anduha, which instructs the Company to communicate *directly* with Mr. Chevedden; and (ii) the history of similar proposals authored by Mr. Chevedden and submitted to the Company in the past.

In adopting amendments to the Rule in 1976 and 1983, the Commission recognized only two situations where shareholders that were separate persons could properly act together. In 1976, the Commission stated that persons "having an interest in the *same* securities (*e.g.*, the record owner and the beneficial owner, the joint tenants)," would be considered as *one* shareholder to meet the then-new two-proposal limit.[4] In 1983, it permitted otherwise separate shareholders to *aggregate* their economic stakes to meet the Rule's then-new economic stake requirements.[5] In purporting to act as the "proxy" of a nominal proponent, Mr. Chevedden seeks to "borrow" and use for his own purposes the nominal proponent's economic stake in the Company, which the Commission did not permit in 1976 or 1983.[6] The Company submits that Mr. Chevedden's practice of "borrowing" the eligibility of other shareholders in order to submit a proposal should be rejected here, as it was in *TRW.*[7]

The Company in its December 5, 2002 letters to Mr. Chevedden and to Mr. McLaughlin requested that they advise the Company of the steps taken, if any, to determine whether the delegation of representation to Mr. Chevedden complies with state law provisions relating to the representation of others in legal affairs and whether the actions taken are sufficient to confer the authority that Mr. McLaughlin and Mr. Anduha purport to give to Mr. Chevedden. The Company has received no response from any of the proponents on this issue.

The Company acknowledges that if a shareholder submits a proposal that is in fact his—a proposal that is his not only *nominally* but also *substantively*—the Company would approach the

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[4] *See,* Exchange Act Rel. No. 9539 (Nov. 22, 1976).

[5] Exchange Act Rel. No. 20091 (Aug. 16, 1983). In adopting the current Rule, the Commission raised the required economic stake from $1,000 to $2,000, but did not otherwise change the requirements adopted in 1983.

[6] The Commission's determination in 1976 that individual shareholders sharing an ownership interest in the *same* securities should be regarded as *one* shareholder did not permit shareholders who do *not* share such an ownership interest to act in concert or to ignore the Rule's former two-proposal limit. In 1983, when the Commission permitted A and B, as separate shareholders, to *aggregate* their holdings in order to meet the economic stake requirements, it was permitting A and B's aggregated economic interests to be treated as one shareholder. It was not permitting A to use his own eligibility to submit one proposal and to borrow B's eligibility to submit a second proposal in B's name.

[7] In post-*TRW* correspondence, Mr. Chevedden argued that a borrowing of eligibility is inappropriate only when, as in *TRW*, Mr. Chevedden locates the nominal proponent by advertising on the Internet. *See, e.g. Southwest Airlines, Inc.* (Mar. 13, 2001) 2001 SEC No-Act. LEXIS 386.

matter as appropriate to such proposal, but that an attempt to proceed in a representative capacity on behalf of others raises significant issues. [8]

In addition, the Rights Proposal attempts to pass off as a single proposal what is in fact two separate and distinct proposals: (i) a proposal that the Board redeem the Company's current rights plan, and (ii) a proposal that the Board not adopt or extend any future Company rights plan unless submitted to a shareholder vote. The Company regards these disparate proposals as wholly incompatible with the Rule's one proposal requirement, in that the first relates to a matter reserved for the Board's business judgment with respect to a dividend or distribution under Delaware law, and the second recommends that the Board abdicate its fiduciary responsibility in the future.

B. The Rights Proposal Is Excludable Because Its Implementation Will Violate Delaware Law Within the Meaning of Paragraph (i)(2) of the Rule

The Rights Proposal seeks to recommend that the Board redeem the Company's existing Plan and to require shareholder approval of the adoption or extension of any shareholder rights plan. In addition, the Rights Proposal, upon adoption, would require the Company to redeem each outstanding Right at a price of $0.01 per Right for a total expenditure, based on the number of Rights outstanding on January 2, 2003, of $1,829,750.93, plus legal and administrative expenses. As the opinion of the Delaware law firm of Morris, Nichols, Arsht &Tunnell (the "Delaware Counsel Opinion") attached as Exhibit G makes clear, adoption of the Rights Proposal would violate Delaware law and therefore the Rights Proposal should be excluded from the Company's proxy statement for the 2003 Annual Meeting pursuant to paragraph (i)(2) of the Rule.

Delaware law gives the Board of Directors exclusive authority to manage the Company. Section 141(a) of Delaware General Corporation Law provides that:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141 (a).

[8] By trying to act in a "representative" role for other shareholders based on a "proxy," a term not found in the Rule, Mr. Chevedden raises the issue as to whether he is, in fact, engaged in the unauthorized practice of law before the Commission, which the Commission should not permit. It is unnecessary to resolve those issues because his attempt to "borrow" the eligibility of other shareholders for the purpose of advancing his own multiple proposals should be rejected as a violation of the Rule. The Commission's Rules of Practice provide that an individual may appear on his own behalf before the Commission, and that "a person may be represented by an attorney at law admitted to practice before...the highest court of any State." 17 C.F.R. §201.102 (2002)(a),(b). Mr. Chevedden is not, to our knowledge, a member of the California bar, and his representation of others in matters relating to shareholder proposals raises the same concerns that the unauthorized practice of law typically raises. The federal securities laws and regulations in this area are complex, and significant rights can be affected or even lost by a person who is not subject to the ethical restraints imposed on attorneys proceeding on behalf of another person in an incompetent manner, or in order to advance the goals and viewpoint of the representative, not the person represented.

As the Delaware Counsel Opinion makes clear, Delaware courts have consistently protected a board's authority on decisions regarding shareholder rights plans. It is well established under Delaware law that decisions on the adoption, maintenance and redemption of a rights plan are specifically within the board's *exclusive* purview. To deprive directors of their ability to make decisions about such plans in managing the company, as set forth in the Rights Proposal, would be contrary to settled Delaware law. The Delaware Supreme Court has reaffirmed that decisions with respect to a rights plan are for the board and not the shareholders. In *Leonard Loventhal Account v. Hilton Hotels Corp.,* 780 A.2d 245 (Del. 2001), the Court stated:

> *Moran [v. Household Int'l., Inc.,* 500 A.2d 1346 (Del. 1985)] addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in *Moran's* basic holding would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize *Moran's* basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

780 A.2d at 249.

The Rights Proposal seeks to limit the Board's ability to decide, unilaterally and without shareholder approval, whether to establish, maintain in place, extend or terminate a shareholders rights plan. The Rights Proposal is contrary to Delaware law and should be excluded from the Company's proxy statement for the Annual Meeting pursuant to paragraph (i)(2) of the Rule.

In addition, the Rights Proposal in effect calls for authorization by the shareholders of the expenditure of corporate funds to redeem the Rights, which, as discussed in the Delaware Counsel Opinion, again usurps the Board's authority under Section 141 of the Delaware General Corporation Law to manage the business and affairs of the Company.

We note that the Staff has in the past drawn a distinction between a shareholder proposal that recommends Board action and one that urges adoption of a bylaw to accomplish that same end. It is respectfully submitted that the action sought is identical, whether cast as a recommendation to the Board to take the action directly or a recommendation to the Board to adopt a bylaw that would then cause the action to happen. Both should be treated as violative of state law.

C. The Rights Proposal Is Excludable Under Paragraph (i)(6) of the Rule

Implementation of the Rights Proposal would cause a violation of Delaware law, and therefore the Company lacks the power or authority, within the meaning of paragraph (i)(6) of the Rule, to implement the Rights Proposal.[9]

D. The Rights Proposal Contains False or Misleading Statements Prohibited by Rule 14a-9 and is Excludable Under Paragraph (i)(3) of the Rule

The Rights Proposal (as "updated" on December 5, 2002) contains numerous statements excludable under paragraph (i)(3), which incorporates Rule 14a-9. Each excludable statement is either affirmatively misleading, or rests on one or more vague, generalized and unsupported conclusory assertions. The Rights Proposal is composed of so many misleading, confusing or entirely irrelevant statements that unless those statements are timely corrected by the proponents, the entire Rights Proposal must be omitted pursuant to paragraph (i)(3) of the Rule. It is respectfully submitted that the Proposal is a unified whole and is defective. The burden of deleting the misleading, confusing and irrelevant statements should not be shifted to the Company by requiring the Company to do so if the proponents fail. It is, after all, their Proposal, not the Company's.

1. Citation of Results of Prior Shareholder Votes

The Rights Proposal begins and ends with identical boldface captions that state: "This topic won an overall 60%-yes vote at 50 companies in 2002" and states in the body, under the boldface caption "Our 52% and 64% yes-Votes," that "This proposal topic won 52% and 64% of our yes-no votes cast at two of our annual meetings since 1999." The proponents do not give a reference for their claim of a "60%-yes vote at 50 companies in 2002," and give no direction to the Company or shareholders as to where substantiation for this claim can be found and properly considered.

These statements are misleading for several reasons. First, the proponents' attempt to describe out of context the level of support received by similar, but not identical, proposals at other meetings of *other* companies and at *prior* meetings of the Company deprives the reader of the information needed to evaluate the significance of the cited numbers, including (i) the extent to which the "topic" of the proposals that were the subject of the past votes was the same as or different than the current Rights Proposal; (ii) the fact that the proposals voted on at past Company meetings were precatory and that, as stated in the Company's 1999 and 2001 Annual Meeting proxy statements, a majority vote on a precatory proposal is not sufficient, in itself, to effect implementation, nor impose an obligation on the Board to implement the proposal; and (iii) votes cast for proposals at past meetings of the Company and of 50 other unnamed companies have no relevance to proposals to be considered at a *future* meeting.

[9] *See, e.g., Mattel, Inc.* (Mar. 21, 2001), 2001 SEC No-Act. LEXIS 406 (proposal to adopt a bylaw that would require directors appointed to certain committees to meet certain requirements; Delaware counsel had opined that the adoption of the proposed bylaw would violate Delaware law).

In addition, the Company's shares are actively traded on the New York Stock Exchange, and the shareholders eligible to vote at future meetings are substantially different than those who voted at past meetings. The level of support given to other proposals by other shareholders of the Company or of shareholders of other companies is irrelevant and confusing.

The statement that the "proposal topic" won 52% and 64% of yes-no votes cast at two of the Company's meetings since 1999 is particularly misleading because it fails to reveal that, in the most *recent* prior vote on proposals regarding the Plan, the vote at the 2001 Annual Meeting, the proposal presented by Mr. Chevedden received substantially *less* support than it did at the 1999 meeting.[10] Although the two annual meeting votes indicate a *decrease*, not an increase, in the level of shareholder support for his viewpoint, the reverse chronological order in which Mr. Chevedden has presented the prior voting results is misleading.

References to votes cast at past Company meetings improperly try to encourage shareholders to follow blindly the votes cast at past meetings by persons who may not even be current Company shareholders.[11] This runs counter to the purpose of a new and separate meeting, and is irrelevant and misleading. At a minimum, the proponents should specify the year in which a cited level of support was obtained. They should also identify the source and/or basis of their statement that "This topic won an overall 60%-yes vote at 50 companies in 2002" or be required to delete it.[12]

2. References to "Harvard Report"

The Proposal refers under the boldface caption "Harvard Report" to an unspecified "2001 Harvard Business School study" and makes conclusory remarks about the study and the beliefs of "certain corporate governance experts," who are not identified. There are also conclusions about the effect of shareholder rights plans on stock prices and risks to a company (the "likelihood of bad things happening to a company"). The "Harvard Report" paragraph also throws in an unsubstantiated reference to Fidelity's voting record for directors at other unidentified companies with shareholder rights plans. It is unclear whether any of these statements were derived from or cited in the "2001 Harvard Business School study." Without proper substantiation and citations, it is impossible for shareholders to properly assess the assertion. The proponents should again be required to identify their sources and include sufficient context to avoid misleading the reader or delete the assertion in its entirety.[13]

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[10] The Rights Proposal received 64% of the vote at the 1999 meeting and 51.8% of the votes cast at the 2001 meeting (calculated in each case by counting abstentions as votes against, in accordance with Delaware law).

[11] The Staff has required deletion of similarly misleading statements regarding the results of past votes. *See, e.g., Honeywell International, Inc.* (Oct. 26, 2001) 2001 SEC No-Act. LEXIS 777; *APW, Ltd.* (Oct. 17, 2001) 2001 SEC No-Act. LEXIS 765; *Alaska Air Group, Inc.* (Mar. 13, 2001) 2001 SEC No-Act. LEXIS 378.

[12] *See, e.g., UST Inc.* (Dec. 26, 2002) 2002 SEC No-Act. LEXIS 872.

[13] *Id.*

3. Statements that Impugn the Integrity of Management Without Any Basis

A significant part of the Rights Proposal is dedicated to various random-motion criticism, under the boldface caption "Challenges Faced by Our Company," in which directly or indirectly and without foundation the capability of management is questioned. Proponents present a laundry list of "challenges," all completely unrelated to the Rights Proposal. In addition, the paragraph claims that "shareholders believe that the challenges faced by our Company in 2002 . . . demonstrate a need" apparently for redemption of the Plan, although this is unclear. These statements appear to represent nothing more than the proponents' beliefs, to which they seek to add weight by attribution to unidentified "shareholders." This is misleading and should be excluded.

The list of seven "challenges" is extraneous to the Plan and, as such, is confusing and misleading. The "challenges" consist of assertions taken totally out of context by the proponents and twisted into support for their Rights Proposal. All of the "challenges" omit to state the facts necessary to make them not misleading. The one-line "challenges," taken out of context, paint a dire and untrue picture of the Company's financial status and unfairly impugn the competence of current and future management of the Company.

The proponents' "challenge" number one is "a $160 million net loss for the first three quarters of 2002 compared to a 2001 profit of $296 million." This "challenge" is taken out of context, without any explanation, and misleads shareholders into possibly believing that the Company's financial well-being is at risk. "Challenges" two and three refer to an unspecified "Northrop conference call" during which the $160 million loss was discussed, and include proponents' views on analysts' reactions without any substantiation. "Challenge" number four cites out of context a "$1 billion tax bill," without any background, creating a sinister and misleading implication that management has somehow been remiss in paying taxes. "Challenge" number five similarly states that the Company "wrote down a $640 million noncash charge on a Litton unit." Proponent again unfairly implies mismanagement by the Company by referring, out-of-context and in one short sentence, to a more complex financial decision by the Company. "Challenge" number six states, again out-of-context and without reference, that Northrop issued "70 million new shares to complete the TRW transaction because Northrop's stock price fell." Again, proponent implies mismanagement and ignores carefully negotiated terms of the TRW acquisition. Finally, "challenge" number seven confusingly states, without explanation, that the Company's "$538 pension income in 2000 could become a $40 million earnings drain in 2003."

The entire list of so-called "challenges" is irrelevant and misleading and should be deleted in its entirety. If not deleted, the proponents should be required to substantiate and place in proper context each "challenge" so as not to mislead.

4. References to the CII Recommendation and the CII's Website Address

Under the boldface caption "Council of Institutional Investors ("CII") Recommendation," the Rights Proposal mentions briefly that the CII is an organization of 120 pension funds and that it "called for shareholder approval of "poison pills." That statement omits material information and is misleading. It fails to disclose, among other things, (i) that the CII's recommendation is a *general* recommendation only and that, as such, it does not take into account specifics regarding the Company, the Plan, the requirements of Delaware law, or the Company's governing instruments; (ii) that the CII recommendation is silent as to whether it recommends a shareholder vote only *before* a Delaware company's board adopts a shareholder rights plan or whether the recommendation extends to a shareholder vote *after* such a plan has been properly adopted by the board; (iii) that the CII does not bind its members to joint decisions; and (iv) any reason why Company shareholders who are *not* CII members should give any weight to the CII recommendation.

The Rights Proposal reveals nothing about the CII except the CII's name, the existence of its recommendation, and the CII's website address. The Staff has directed Mr. Chevedden to delete the CII website address and to provide a citation to a specific source for the statement referenced.[14] At a minimum, the CII website address should be deleted here.

The Rights Proposal also states that "in recent years, various companies have redeemed existing poison pills," without any substantiation or relevant details, and that "shareholders believe that our company should follow suit." Proponents should also be required to substantiate this assertion and revise the language to read the "proponents" believe that the Company should follow suit.

For the reasons discussed above, we submit that all the following should be deleted pursuant to subsection (i)(3) of the Rule:

(i) The beginning and end captions: "This topic won an overall 60%-yes vote at 50 companies in 2002;"
(ii) the "Harvard Report" caption and all statements made under that caption;
(iii) the "Our 52% and 64% Yes-Votes" caption and all statements made under that caption;
(iv) the "Challenges Faced by our Company" caption and all statements made under that caption;
(v) the "CII Recommendation" caption and all statements made under that caption.

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[14] *See, e.g., Allegheny Energy, Inc.* (Dec. 24, 2002) 2002 No-Act. LEXIS 858; *AMR Corporation* (Apr. 3, 2001) 2001 SEC No-Act. LEXIS 473.

E. The Rights Proposal Relates to Specific Dividend or Cash Payments and Is Excludible Under Rule 14a-8(i)(13)

The Rights Proposal, insofar as it requests that the Rights be redeemed, may be excluded under Rule 14a-8(i)(13) because the issuance to the Company's shareholders of the cash required for such redemption relates to specific amounts of cash or stock dividends. The Proposal would in effect require the Company to increase its dividend payments in an amount equal to the redemption price of the Rights.

The Company issued the Rights in 1998 as a dividend of one Right on each of its outstanding common shares and the issuance of one Right along with the issuance of any of the Company's common shares thereafter. As discussed above, the Proposal requests that the Company redeem the Rights outstanding under the Plan. The Plan reserves to the Company the right, subject to certain restrictions, to redeem the Rights at a price of $.01 per Right. As of January 2, 2003, there were 182,975,093 outstanding shares of common stock of the Company with their attached Rights, which would result in payment by the Company of $1,829,750.93 to redeem the Rights. The Company believes that the Proposal is tantamount to shareholders asking the Company for specific amounts of cash or for a specific cash dividend.

Under Rule 14a-8(i)(13), a company may omit a shareholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Rights Proposal, if enacted by the Board, would result in a de facto increase in dividends, equal to the redemption price of the outstanding Rights. As noted in the Delaware Counsel Opinion, the Commission has permitted the exclusion of proposals that seek to raise a corporation's dividend level by a specific dollar amount or according to a formula.[15]

F. Mr. Anduha, the Nominal Proponent of the Vote Proposal, Has Failed to Demonstrate His Eligibility Pursuant to Rule 14a-8(b) to Submit the Vote Proposal Within the Time Specified in Rule 14a-8(f)

Mr. Anduha provided no proof of eligibility pursuant to Rule 14a-8(b) in his October 30, 2002 letter addressed to the Company's Chairman. The Company's records show no response to its December 3, 2002 letter to Mr. Anduha requesting him to cure eligibility and procedural defects. The Company may therefore omit the Vote Proposal pursuant to Rule 14a-8(f)(1).

G. The Vote Proposal Contains False or Misleading Statements Prohibited by Rule 14a-9 and Is Excludable Under Paragraph (i)(3) of the Rule

The Vote Proposal seeks to replace *unspecified* provisions of the Company's governing instruments with new provisions that would require a "simple" majority-vote on all issues submitted to shareholder vote "to the fullest extent possible" and "as soon as possible." The Vote Proposal also recommends the "greatest flexibility to adopt the spirit and the letter of this topic." The term "simple majority vote" does not appear in the Delaware General Corporation

[15] *See, e.g., Microsoft Corp., 2002 WL 1979399* (SEC No-Act. Letter) (Aug. 26, 2002).

Law. When the concept of a "majority vote" is used in the Delaware General Corporation Law, it can refer to either (i) a majority of the company's *outstanding* shares,[16] or (ii) a majority of shares present and voting at a meeting.[17] The Vote Proposal fails to specify which of those two majority vote standards it seeks. The phrase "to the fullest extent possible" gives no guidance on what would be "to the fullest extent possible," and any measurement that the Board might devise to satisfy that standard would be imprecise and subjective.

The phrases "simple majority," "to the fullest extent possible," and the "greatest flexibility to adopt the spirit and the letter of this topic" make the Proposal so vague that shareholders cannot know what they are being asked to vote on. In addition, as discussed below, the Vote Proposal consists almost entirely of statements that are misleading, confusing or entirely irrelevant to the subject matter of the Vote Proposal. The Company requests that the Vote Proposal be excluded in its entirety for this reason.

1. Citation of Results of Prior Shareholder Votes

The Vote Proposal's boldface captions "Allow Simple-Majority Vote" and "This topic won 51% to 64% of our yes-no votes cast in 1999, 2000 and 2002" appear at the beginning and end of the Proposal and are misleading for several reasons. The percentage votes are both incorrect and misleadingly presented. At the 1999 Annual Meeting, the Proponent's Vote Proposal received 62.2% of the vote, not 64%; at the 2001 Annual Meeting, the Vote Proposal received a substantially lesser 52.3% vote; and at the 2002 Annual Meeting, the Vote Proposal received an even lower 50.4% vote (in each case calculated under Delaware law by treating abstentions as votes against). The captions imply that the Vote Proposal in past years "won," without discussing the implications of the fact that the proposals voted on were *precatory*. Under the Company's governing instruments, a majority vote on a precatory proposal is sufficient to "carry," but it is *not*, as the proponent implies, a "winning" vote in the sense that it results in or requires implementation.

In addition, at discussed previously, the Company's shares are actively traded on the New York Stock Exchange, and the shareholders eligible to vote at future meetings are substantially different than those who voted at past meetings. The level of support given to other proposals by other shareholders of the Company is irrelevant and misleading. Encouraging shareholders to vote exactly as other shareholders voted in the past also runs counter to the purpose of a new meeting of current shareholders.

2. Citations to Other Shareholder Votes at Other Companies on Other Proposals

The second boldface caption states "Simple-Majority requirements are widely supported." The paragraph under this caption is unsubstantiated, misleading, confusing and irrelevant. That paragraph asserts that "Simple-majority resolutions" won an overall 54% of yes-no votes from

[16] *See, e.g.*, §§ 242(b)(1) and 251(c) of the Delaware General Corporation Law.

[17] *See, e.g.*, § 216(2) of the Delaware General Corporation Law.

shareholders in *other unidentified* companies (characterized as "major companies") in 1999 and 2000, without substantiation, and an 85%-yes vote at Alaska Air in 2002. This statement fails to reveal, among other things, (i) the method used to calculate the 54% approval at unidentified meetings of an unstated number of unidentified companies over a two-year period; (ii) any differences among proposals characterized by the proponent as "like" the Vote Proposal, including whether the proposals were precatory or mandatory; and (iii) any differences among the various companies requested to consider such proposals, including whether their governing instruments were similar to or different from the Company's governing instruments. Statements that try to characterize how shareholders of other companies may have cast their votes in the past on proposals claimed to be "like" the Vote Proposal are misleading and irrelevant. The proponent cites no unifying factor among shareholders of other unidentified companies in 1999 and 2000, of Alaska Air in 2002, and of the Company at the 2003 Annual Meeting, and, presumably for this reason, the Staff has required Mr. Chevedden to delete similar misleading assertions.[18] The Staff has also required Mr. Chevedden to identify persons or entities referenced in his proposals.[19]

The paragraph also states that "once during 1999-2002 our management even excluded this topic from our shareholder ballot." The proponent fails to discuss the reason for the exclusion, implying disregard by the Company of requirements under the Rule. The proponent should be required to explain the basis on which the Company excluded the topic, of which his purported proxy, Mr. Chevedden, was informed at the time, or to delete the statement.

3. Conclusory Statements About Good Governance

Under the boldface caption "Serious About Good Governance," the proponent raises the specter of Enron and implies vaguely that the Company is not serious about good corporate governance. The paragraph claims, without citing any basis, that "increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight." Proponent ignores the recent stock performance of the Company and the substantial level of investment by institutional investors in the Company. The paragraph also claims that the proposal topic "won significant institutional support to win 51% to 64% of the yes-no vote at three annual meetings" but does not specify the percentage of institutional support to substantiate that claim. The proponent also cites an unspecified McKinsey & Co. survey purporting to show that "institutional investors are prepared to pay an 18% premium for good corporate governance," without any reference to whether "good corporate governance" necessarily requires all companies to adopt a Vote Proposal.

Finally, the paragraph includes an irrelevant reference to a vague statement purportedly appearing in a Business Week article that "shareholder resolutions should be binding." The proponent has recommended that the Company adopt the Vote Proposal, and unless he elects to

---

[18] *See, e.g., APW Ltd.* (Oct. 17, 2001) 2001 SEC No-Act. LEXIS 765.

[19] *See, e.g., UST Inc.* (Dec. 26, 2002) 2002 SEC No-Act. LEXIS 872; *Hewlett-Packard Company* (Dec. 24, 2002) 2002 SEC No-Act. LEXIS 833.

change the Vote Proposal to make it mandatory, this reference is misleading and irrelevant and should be deleted.

4. Mischaracterization of Effect of Higher Voting Requirement

The fourth boldface caption states "Prevent 1%-Minority Control." Proponent misleadingly characterizes the effect of certain provisions of the Company's governing instruments that, in accordance with the Delaware General Corporation Law, require an affirmative vote of 80% of the outstanding shares, by asserting that the votes of 1% of the Company shares have, in effect, a "veto" power over the votes of 79% of the shares. That assertion is false. In the context of a voting requirement based on a stated percentage of the outstanding shares, the votes of 1% of the shares do not hold such veto power, whether the required vote is 80%, a majority of the outstanding shares, or some other percentage. The Staff has required the deletion of similar statements in Mr. Chevedden's proposals.[20]

5. Proposed Shareholder Review of Management

The proponent uses the caption "Shareholder Review of Management" to argue that a "simple-majority vote" will give shareholders a "check-and balance" review of management, complaining that the "review rights" of shareholders have been "significantly restricted" in six ways. The proponent assumes that a majority of shareholders would agree with him on what he views as "restrictions." As discussed previously, Delaware law gives the Board of Directors exclusive authority to manage the business and affairs of the Company.

This paragraph also includes a list of governance provisions that the proponent views to be restrictive of the "review rights of shareholders." The proponent has failed to disclose, however, that the shareholders at the 1985 Annual Meeting approved Articles of Incorporation and Bylaws of the Company providing for all but one of the provisions about which he complains. If the paragraph is not deleted, the proponent should be required to disclose that these provisions were not simply unilaterally adopted by the Board but were in fact considered and approved.

6. Statement that Impugns the Commitment of Management Without Any Basis

Finally, under the boldface caption "Management Commitment to Shareholders," the Vote Proposal again raises the specter of Enron and states that by adopting a policy to allow a "simple" majority vote, the Board could "demonstrate management concern and commitment to shareholder value—a prudent move in the post-Enron era." The proponent implies that the Company's management is not committed to shareholder value but cites no evidence of this, and in fact ignores the significant shareholder value created by management over the course of the past few years. This statement is untrue and irrelevant and should be deleted.

---

[20] *See, e.g., Honeywell International, Inc.* (Oct. 16, 2001) 2001 SEC No-Act. LEXIS 758; *Electronic Data Systems Corporation* (Sept. 28, 2001) 2001 SEC No-Act. LEXIS 735; *Allied Signal Inc.* (Jan. 29, 1999) 1999 SEC No-Act. LEXIS 124.

For the reasons discussed above, we submit that the following should be deleted pursuant to paragraph (i)(3) of the Rule:

(i) the "Allow Simple-Majority Vote" and "This topic won 51% to 64% of our yes-no votes cast in 1999, 2000 and 2002" caption and all statements made under that caption;
(ii) the "Simple-Majority requirements are widely supported" caption and all statements made under that caption;
(iii) the "Serious about Good Governance" caption and all statements made under that caption;
(iv) the "Prevent 1% Minority Control" caption and all statements made under that caption;
(v) the "Shareholder Review of Management" caption and all statements made under that caption; and
(vi) the "Management Commitment to Shareholders" caption and all statements made under that caption.

Please call me at (310) 201-3081 if additional information is required or if you would like to discuss this submission.

Respectfully submitted,

John H. Mullan
Corporate Vice President
and Secretary

Attachments

cc: John Chevedden
Jerome McLaughlin
Larry Anduha

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Kent Kresa
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
Phone: (310) 553-6262
FX: 310/201-3114

(A)

Dear Mr. Kresa,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden 11-30-02
John Chevedden
Shareholder

cc: John A. Mullan
Corporate Secretary
FX: 310/556-4556
PH: 310/201-3081

Jerome McLaughlin
31316 Floweridge Drive
Rancho Palos Verdes, CA 90275

Mr. Kent Kresa
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
Phone: (310) 553-6262
Fax: (310) 553-2076
Email: investor_relations@mail.northgrum.com

Dear Mr. Kresa,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Jerome McLaughlin   October 30, 2002

cc: John A. Mullan
Corporate Secretary
FX: 310/556-4556
PH: 310/201-3081

3 – Open Up Our Poison Pill to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem our poison pill and not adopt or extend any poison pill unless such adoption or extension is submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 and Jerome McLaughlin submit this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Our 52% and 64% Yes-Votes

This proposal topic won 52% and 64% of our yes-no votes cast at two of our annual meetings since 1999.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in 2002, including reduced operational and pension earnings, demonstrate a need for:

Our new management, with the retirement of Kent Kresa, to not be sheltered in their jobs by a poison pill which could prevent the emergence of a more capable management team if such a need emerges.

Challenges for our company include:

1) A $160 net loss for the first three quarters of 2002 compared to a 2001 profit of $296 million.

2) A Northrop conference call explanation of the $160 million loss got a chilly stock analyst reception – an unusual occurrence.

3) The conference call was convoluted, confusing plus management was not too enlightening said one analyst

4) Northrop owes a $1 billion tax bill and the IRS may charge past-due interest.

5) Northrop wrote down a $640 million noncash charge on a Litton unit.

6) Northrop is issuing 70 million new shares to complete the TRW transaction because Northrop's stock price fell. The 70 million new shares will dilute our earning per share.

7) Our company's $538 million pension income in 2000 could become a $40 million earnings drain in 2003.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills. Shareholders believe that our company should follow suit.

Open Up Our Poison Pill to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."

Larry Anduha
209 Red Cloud drive
Diamond Bar, CA 91765

(B)

Mr. Kent Kresa
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
Phone: (310) 553-6262
Fax: (310) 553-2076
Email: investor_relations@mail.northgrum.com

Dear Mr. Kresa,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Larry Anduha 10-20-02

cc: John A. Mullan
Corporate Secretary
FX: 310/556-4556
PH: 310/201-3081

4 – Allow Simple-Majority Vote

This topic won 51% to 64% of our yes-no votes cast in 1999, 2000 and 2002

Shareholders recommend our company adopt a simple-majority vote bylaw. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible and as soon as possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic by amending our company governing documents including the bylaws and to take all available means to ensure adoption.

Larry Anduha, 209 Red Cloud Drive, Diamond Bar, Calif. 91765 submits this proposal.

Simple-majority requirements are widely supported

Proponents of simple-majority vote said that super-majority vote requirements, like our company's, may stifle bidder and devaluate our stock. Simple-majority resolutions at major companies won an overall 54% of yes-no shareholder votes cast in 1999 and 2000 and an 85%-yes vote at Alaska Air in 2002. This topic won 51% to 64% of our own yes-no votes in 1999, 2000 and 2002. Once during 1999-2002 our management even excluded this topic from our shareholder ballot.

Serious about Good Governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight.

This proposal topic won significant institutional support to win 51% to 64% of the yes-no vote at three annual meetings. A McKinsey & Co. survey showed that institutional investors are prepared to pay an 18% premium for good corporate governance.

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002.

Prevent 1%-Minority Control

A supermajority rule, like our company has, means that if 100% of shares-voted support a proposal, the proposal may not pass because an 80%-yes vote of all shares in existence is required. Thus shareholder approval of certain items is all but impossible. Currently a 1%-shareholder minority could have veto power over a 79%-majority of shareholders.

Shareholder Review of Management

I believe that adopting simple-majority vote will give some measure of a shareholder check-and-balance review of management. This is important because I believe our review rights as shareholders are significantly restricted:

1) An 80%-vote of all shares in existence plus good-cause is required to remove a director.
2) Our board can amend our bylaws without shareholder approval.
3) Our ballots are not confidential.
4) Our company eliminated the shareholder right to act by written consent.
5) Our company eliminated the shareholder right to call a special meeting.
6) Our cumulative voting right was eliminated.

Management Commitment to Shareholders
By adopting a policy to allow simple majority vote, our board could demonstrate management concern and commitment to shareholder value – a prudent move in the post-Enron era.

Allow Simple-Majority Vote
This topic won 51% to 64% of our yes-no votes cast in 1999, 2000 and 2002
Yes on 4

December 4, 2002 update

(C)

3 – Open Up Our Poison Pill to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem our poison pill and not adopt or extend any poison pill unless such adoption or extension is submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 and Jerome McLaughlin submit this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Our 52% and 64% Yes-Votes

This proposal topic won 52% and 64% of our yes-no votes cast at two of our annual meetings since 1999.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in 2002, including reduced operational and pension earnings, demonstrate a need for:

Our new management, with the retirement of Kent Kresa, to not be sheltered in their jobs by a poison pill which could prevent the emergence of a more capable management team if such a need emerges.

Challenges for our company include:

1) A $160 million net loss for the first three quarters of 2002 compared to a 2001 profit of $296 million.
2) A Northrop conference call explanation of the $160 million loss got a chilly stock analyst reception – an unusual occurrence.
3) The conference call was convoluted, confusing plus management was not too enlightening said one analyst
4) Northrop owes a $1 billion tax bill and the IRS may charge past-due interest.
5) Northrop wrote down a $640 million noncash charge on a Litton unit.
6) Northrop is issuing 70 million new shares to complete the TRW transaction because Northrop's stock price fell. The 70 million new shares will dilute our earning per share.
7) Our company's $538 million pension income in 2000 could become a $40 million earnings drain in 2003.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills. Shareholders believe that our company should follow suit.

Open Up Our Poison Pill to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."

D

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

December 5, 2002

VIA FACSIMILE AND FEDEX

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Your Letter dated November 30, 2002, Regarding Shareholder Proposals

Dear Mr. Chevedden:

Northrop Grumman Corporation (the "Company") received two facsimile transmissions from you, one on November 30, 2002 and a second on December 5, 2002. The November 30 transmission consisted of (i) your letter of the same date addressed to the Company's Chairman submitting a "Rule 14a-8 proposal" for the Company's next annual shareholders' meeting; (ii) a letter dated October 30, 2002 addressed to the Company's Chairman from Jerome McLaughlin, a purported shareholder of the Company, submitting a "Rule 14a-8 proposal" for the Company's next annual shareholders' meeting and purporting to give you power to act on his behalf; (iii) a shareholder proposal joint submission by you and Mr. McLaughlin recommending that the Company's Board of Directors redeem the Company's "poison pill" and not adopt or extend any "poison pill" unless such adoption or extension is submitted to a shareholder vote (the "Rights Plan Proposal"); (iv) a letter dated October 30, 2002 addressed to the Company's Chairman from Larry Anduha, a purported shareholder of the Company, submitting a "Rule 14a-8 proposal" for the Company's next annual shareholders' meeting and purporting to give you power to act on his behalf; and (v) a shareholder proposal submitted by Mr. Anduha recommending that the Company adopt a simple-majority vote bylaw (the "Majority Vote Proposal"). The December 5 transmission contains a date and time stamp from the sending machine indicating that two pages that appear to address the Company's Shareholder Rights Plan were sent at 22:11 and 22:12 hours on December 4, but were received at our machine at 00:01 hours on December 5. The transmission was not accompanied by a cover letter but at the top of the first page appears the phrase "December 4, 2002 update."

Your November 30 letter purports to invoke Securities and Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit proposals for inclusion in the Company's proxy materials for the Company's next annual shareholders' meeting.

The Company does not regard your November 30 letter nor the transmission dated December 4 as proper submissions under the Rule. Because you have submitted several proposals in prior years and have communicated with the undersigned and with the Securities and Exchange Commission staff regarding proposals in the past, you are familiar with the Rule's eligibility and procedural requirements, as well as the fact that the Rule contemplates that a shareholder must fulfill those requirements when a proposal is first submitted, not at some unspecified date in the future. Accordingly, as provided in paragraph (f) of the Rule, unless you correct the deficiencies noted below within 14 days of your receipt of this letter, the Company intends to exclude the Shareholder Rights Plan Proposal and the Majority Vote Proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements. Enclosed is a copy of the Rule for your convenience.

Rule 14a-8(c) limits a shareholder to one proposal per shareholder meeting. Your letter exceeds that limit. You have submitted the Shareholder Rights Plan Proposal in your own name and Jerome McLaughlin's name. You have also attempted to include a second proposal, the Majority Vote Proposal, using what you categorize as a "proxy" from Larry Anduha. The Company believes that you are not entitled to use this device to circumvent the Rule's one proposal limit.

In addition, your Shareholder Rights Plan Proposal is not in proper form for shareholder consideration, and is confusing in that it is captioned "Open Up Our Poison Pill to Shareholder Vote" which is not cast as a request, although the text does have language that indicates the subject matter is a recommendation. The submission attempts to pass off as a single proposal what is in fact two separate and distinct proposals: (i) a proposal that the Board redeem the Company's current rights plan; and (ii) a proposal that the Board not adopt or extend any future Company rights plan unless submitted to a shareholder vote. The Company regards these disparate proposals as wholly incompatible with the Rule's one proposal requirement, as well as the legal requirements pertaining to the Company's proxy cards, which do not permit bundled proposals.

Accordingly, please inform me which one of your proposals you wish to pursue. Unless you elect to withdraw one of the proposals, the Company will seek to exclude them all. In addition, please advise as to your intention regarding the facsimile transmission received on December 5. Other issues may be raised in that regard.

Please understand that if a shareholder submitted a proposal that was in fact his--a proposal that is his not only nominally but also substantively--the Company would approach the matter as appropriate to such proposal. Our prior experience with use of the practices of bundling proposals and of one individual purporting to act as "proxy" for others in order to avoid the restrictions of the Rule has resulted in substantial burdens on our time to assure compliance with Rule 14a-8(c). A shareholder has the right to deal with a company in which he has invested directly and in his own name, but an attempt to proceed in a representative capacity on behalf of others, such as Mr. McLaughlin and Mr. Anduha, appears to raise substantial issues. We are concerned that action taken with respect to a shareholder proposal that you advance on behalf of Mr. McLaughlin, Mr. Anduha or others could adversely affect their rights as Company shareholders. The Company therefore asks that you advise it of the steps that you have taken, if any, to determine whether your asserted representation of Mr. McLaughlin and Mr. Anduha complies with state law provisions relating to the representation of others in legal affairs and whether the actions you have taken are sufficient to confer the authority that you are seeking to exercise for them.

In the event you provide timely responses to the above requests, the Company reserves its right to seek to exclude your proposals, or portions thereof, from its proxy materials on the basis of other issues that do not comply with the Rule.

Very truly yours,

John H. Mullan

Enclosures: Copy of Rule 14a-8

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

December 5, 2002

VIA FEDEX

Mr. Jerome McLaughlin
31316 Floweridge Drive
Rancho Palos Verdes, California 90275

Re: Your Letter dated November 30, 2002, Regarding a Shareholder Proposal

Dear Mr. McLaughlin:

Northrop Grumman Corporation (the "Company") received two facsimile transmissions, one on November 30, 2002 and a second on December 5, 2002. The November 30 transmission included (i) John Chevedden's letter of the same date addressed to the Company's Chairman submitting a "Rule 14a-8 proposal" for the Company's next annual shareholders' meeting; (ii) your letter dated October 30, 2002 addressed to the Company's Chairman submitting a "Rule 14a-8 proposal" for the Company's next annual shareholders' meeting and purporting to give Mr. Chevedden power to act on your behalf; and (iii) a shareholder proposal joint submission by you and Mr. Chevedden recommending that the Company's Board of Directors redeem the Company's "poison pill" and not adopt or extend any "poison pill" unless such adoption or extension is submitted to a shareholder vote (the "Rights Plan Proposal"). The December 5 transmission contains a date and time stamp from the sending machine indicating that two pages that appear to address the Company's Shareholder Rights Plan were sent at 22:11 and 22:12 hours on December 4, but were received at our machine at 00:01 hours on December 5. The transmission was not accompanied by a cover letter but at the top of the first page appears the phrase "December 4, 2002 update."

Your October 30 letter purports to invoke Securities and Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the Company's next annual shareholders' meeting.

The Company does not regard your October 30 letter nor the transmission dated December 4 as proper submissions under the Rule. The Rule, a copy of which is enclosed for your convenience, sets forth eligibility and procedural requirements. The Rule contemplates that a shareholder must fulfill those requirements when a proposal is first submitted, not at some unspecified date in the future. Accordingly, as provided in paragraph (f) of the Rule, unless you correct the deficiencies noted below within 14 days of your receipt of this letter, the Company intends to exclude the Rights Plan Proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

Rule 14a-8(c) limits a shareholder to one proposal per shareholder meeting, and your Rights Plan Proposal appears to exceed that limit. The Rights Plan Proposal is not in proper form for shareholder consideration, and is confusing in that it is captioned "Open Up Our Poison Pill to Shareholder Vote" which is not cast as a request, although the text does have language that indicates the subject matter is a recommendation. The submission attempts to pass off as a single proposal what is in fact two separate and distinct proposals: (i) a proposal that the Board redeem the Company's current rights plan; and (ii) a proposal that the Board not adopt or extend any future Company rights plan unless submitted to a shareholder vote. The Company regards these disparate proposals as wholly incompatible with the Rule's one proposal requirement, as well as the legal requirements pertaining to the Company's proxy cards, which do not permit bundled proposals.

Accordingly, please inform me which one of your proposals you wish to pursue. Unless you elect to withdraw one of the proposals contained in the Rights Plan Proposal, the Company will seek to exclude the entire Rights Plan Proposal. In addition, please advise as to your intention regarding the facsimile transmission received on December 5. Other issues may be raised in that regard.

We are also concerned whether the Rights Plan Proposal is in fact your own proposal since you submitted it jointly with Mr. Chevedden and have purportedly given him your "proxy." If a shareholder submits a proposal that is in fact his--a proposal that is his not only nominally but also substantively--the Company would approach the matter as appropriate to such proposal. Our prior experience with use of the practice of one individual purporting to act as "proxy" for others in order to avoid the restrictions of the Rule has resulted in substantial burdens on our time to assure compliance with Rule 14a-8(c). A shareholder has the right to deal with a company in which he has invested directly and in his own name, but an attempt by a shareholder, such as Mr. Chevedden, to proceed in a representative capacity on behalf of others appears to raise substantial issues. We are concerned that action taken with respect to the Rights Plan Proposal that you jointly submitted with Mr. Chevedden and for which you purport to give him your "proxy" could adversely affect your rights as a Company shareholder. The Company therefore asks that you advise it of the steps that you have taken, if any, to determine whether your delegation of representation to Mr. Chevedden complies with state law provisions relating to the representation of others in legal affairs and whether the actions you have taken are sufficient to confer the authority that you are seeking to give to Mr. Chevedden.

In the event you provide timely responses to the above requests, the Company reserves its right to seek to exclude your Rights Plan Proposal, or portions thereof, from its proxy materials for other issues that do not comply with the Rule.

Very truly yours,

John H. Mullan

Enclosures: Copy of Rule 14a-8

E

Corporate Vice President
and Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-201-3081

December 3, 2002

Mr. Jerome McLaughlin
31316 Floweridge Drive
Rancho Palos Verde, CA 90275

Dear Mr. McLaughlin:

This will acknowledge receipt of your letter purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the next Annual Shareholders Meeting.

Please be advised that you have failed to provide the Company with documentation necessary to prove that you meet the stock ownership requirements of the Rule. Accordingly, unless you correct this deficiency within 14 days of your receipt of this letter, the Company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

If you respond in a timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,

John H. Mullan

Corporate Vice President
and Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-201-3081

December 3, 2002

Mr. Larry Anduha
209 Red Cloud Drive
Diamond Bar, CA 91765

Dear Mr. Anduha:

This will acknowledge receipt of your letter purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the next Annual Shareholders Meeting.

Please be advised that you have failed to provide the Company with documentation necessary to prove that you meet the stock ownership requirements of the Rule. Accordingly, unless you correct this deficiency within 14 days of your receipt of this letter, the Company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

If you respond in a timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,

John H. Mullan

(F)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. John A. Mullan
Corporate Secretary
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
FX: 310/556-4556
PH: 310/201-3081

December 18, 2002

Dear Mr. Mullan,

Thank you for the December 5, 2002 acknowledgement letter. The December 5, 2002 letter is not clear in some respects and it is respectfully believed to not raise any new issues for which the company would need clarification.

Sincerely,

John Chevedden

cc: Jerome McLaughlin

Kent Kresa
Chairman
Fax: (310) 553-2076

G

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

January 7, 2003

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal dated October 30, 2002 (the "Proposal"), submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by John Chevedden and Jerome McLaughlin may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

The Proposal, captioned "Open Up Our Poison Pill to Shareholder Vote," reads as follows:

> Shareholders recommend that our Board of Directors redeem our poison pill and not adopt or extend any poison pill unless such adoption or extension is submitted to a shareholder vote.[1]

---

1 Messrs. Chevedden and McLaughlin ask that the Proposal be submitted to a vote of the Company's stockholders at the 2003 annual meeting.

In essence, the Proposal is that the Company's board of directors (the "Board") conduct a referendum on an existing stockholder rights plan that was previously approved by the Board in 1998. The premise underlying the referendum is that, if the stockholders approve the Proposal, the rights plan will be "redeemed" (i.e., eliminated) by the Board, and no rights plan will thereafter be adopted or extended without stockholder approval, regardless of how the members of the Board would exercise their own informed business judgment on the matter. Thus, under the Proposal, the Board is asked to withhold its judgment, and instead defer to a vote of the stockholders, on the issue of whether the Company will continue to avail itself of the protections offered by a stockholder rights plan.

It is our opinion that the Proposal may be omitted pursuant to Rule 14a-8(i)(2) because, as a matter of Delaware law, the Proposal violates Delaware law. In addition, the Proposal may be omitted pursuant to Rule 14a-8(i)(13) because the Proposal would, in effect, require the Company to increase its dividend payments in an amount equal to the redemption price of the rights. The reasons for our opinion are set forth below.

I. THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14A-8(i)(2) BECAUSE IT SEEKS TO HAVE THE BOARD OF DIRECTORS ABDICATE ITS FIDUCIARY DUTIES.

It is our opinion that the Proposal may be omitted because the action that it seeks to have the Board take would constitute an abdication of the Board's fiduciary duties in violation of Delaware law, which does not permit a board of directors to delegate to stockholders its duty to make the determination whether to maintain a rights plan.

A. The Power and Duty to Determine Whether to Maintain the Rights Plan Reside in the Board.

Section 141(a) of the Delaware General Corporation Law, described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its stockholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 10935, Allen, C., slip op. at 77-78 (July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to a rights plan are solely for the board, and not the stockholders. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001). A board's authority and duty under Section 141(a) include not only the authority and duty to decide whether to adopt a rights plan but also whether to maintain one in place after its adoption.[2] The Board adopted a rights plan in 1998 and has elected to maintain it in place since that time. The Proposal, however, would displace the Board's judgment on this matter, and its ongoing duty to continue to exercise such judgment regarding the rights plan, with a stockholder referendum.

[2] Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1988); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985).

B. Limitations on the Power and Duty of the Board to Decide Whether to Maintain the Rights Plan Are Impermissible.

In Quickturn, the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to maintain the plan or to eliminate it by redeeming the rights. More recently, in Hilton Hotels, the Delaware Supreme Court made clear that stockholders cannot overrule a board's decision to have a rights plan.

The Court in Quickturn emphasized that Section 141(a) of the Delaware General Corporation Law gives a board "full power to manage and direct the business and affairs of a Delaware corporation." 721 A.2d at 1292 (emphasis in original). Even though the provision at issue only restricted the board's ability to redeem the rights for a limited period of time, such a limitation on the board's authority violated Section 141(a) because it prevented the board from "completely discharging its fundamental management duties." Id. at 1291 (emphasis in original). Thus, Section 141(a) does not permit limits (other than in the certificate of incorporation itself[3]) on a board's discretion to decide whether to redeem a rights plan.

The Hilton Hotels decision is the most recent instance in which the Delaware Supreme Court has addressed the division of authority between directors and stockholders with respect to rights plans. In that case a stockholder argued that it could not be bound by a rights plan that the board had adopted without stockholder approval. Citing the seminal Delaware decision approving rights plans, Moran v. Household Int'l, Inc., supra, the Court rejected this assertion out of hand, saying:

---

3 The Company's certificate of incorporation does not contain any such limit.

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton Hotels, 780 A.2d at 249. Just as it is the board's prerogative unilaterally to establish a rights plan, so too is it the board's unilateral prerogative to make the determination whether to maintain the plan or to eliminate it by redeeming the rights. The Proposal requests that the Board place an impermissible limitation on that prerogative by deferring to a stockholder vote on whether to redeem the rights.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' fiduciary duties with respect to rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1293 (emphasis added). In its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and duty" to erect and maintain defenses if the board determines, in the exercise of its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the stockholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in Moran, where the

Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption, or the redemption, of a rights plan. Only the board has the power, and the concomitant duty, to make such decisions.[4] See also In re Pure Resources, Inc. S'holders Litig., Del. Ch., C.A. No. 19876, slip op. at 39-40 (Oct. 7, 2002) ("It quickly became settled that target boards could employ a poison pill and other defensive measures to deflect a tender offer that was structured in a coercive manner . . . .").

C. The Duty of the Board to Determine Whether to Maintain the Rights Plan Cannot Be Delegated to the Stockholders.

The fundamental power and duty of the directors to decide whether to adopt or maintain a rights plan cannot be delegated to the stockholders, as the Proposal requests. Such an abdication of directorial responsibility would "violate[] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The Delaware Supreme Court recently reaffirmed the rule against "abdication" or "over-delegation" of directorial authority, stating:

---

4 See Moran, 500 A.2d at 1357 ("The ultimate response to an actual takeover bid must be judged by the Directors' actions at that time, and nothing we say here relieves them of their basic fundamental duties to the corporation and its stockholders."). Quickturn makes clear that the same fiduciary obligation applies even to a new board elected in a proxy contest on a platform of redeeming the rights plan, i.e., the board cannot take such action simply because the stockholders effectively approved it by electing them, but rather must make an independent fiduciary judgment whether such action truly is in the best interests of the corporation and its stockholders as a whole at the time the action is considered by the board. See Quickturn, 721 A.2d at 1292.

> Directors may not delegate the duties which lie "at the heart of the management of the corporation." A court "cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (citations omitted).[5]

The primacy of the board's role -- and the undelegable nature of the duties the Proposal would seek to delegate to the Company's stockholders -- is nowhere clearer than in the takeover context. As stated by Chancellor Allen, "in recent years the Delaware Supreme Court has made it clear -- especially in its jurisprudence concerning takeovers, from Smith v. Van Gorkom through QVC v. Paramount Communications -- the seriousness with which the corporation law views the role of the corporate board." In re Caremark Int'l Inc. Deriv. Litig., 698 A.2d 959, 970 (Del. Ch. 1970) (footnote omitted). Indeed, the Delaware Supreme Court has gone so far as to say that a board breached its fiduciary duties by playing a passive role in an auction of the company, stating that a board "may not avoid its active and direct duty of oversight in a manner as significant as the sale of corporate control." Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1281 (Del. 1989).

In another leading case, the Delaware Supreme Court rejected a claim that a board's response to a pending tender offer, which included the board's refusal to redeem a rights plan, should be struck down because a majority of the stockholders wished to tender. The Court made clear that it was the duty of the board, not the stockholders, to make the decision at hand:

---

5 Writing in the same case, the Chancellor stated that "the board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of this corporation." Grimes v. Donald, Del. Ch., C.A. No. 13358, Allen, C., slip op. at 17 (Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996).

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

Paramount Communications, Inc. v. Time, Inc., 571 A.2d at 1154 (emphasis added). In short, a board cannot have taken away from it, nor can it avoid by referring to stockholders, its exclusive authority to decide whether to maintain a rights plan. Indeed, a board that did so would expose itself to potential liability for abdication of its own non-delegable responsibilities.

A board's inability to delegate such decisions to stockholders, or to simply defer to the wishes of a stockholder majority, as the Proposal requests, is clear from decisions of the Delaware courts in other contexts, as well. In Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court held that a board could not turn over to stockholders the decision whether to enter into a merger; rather, the board was required to make an independent judgment whether the merger was in the stockholders' best interests and to affirmatively recommend the merger to stockholders before submitting it for their approval. Id. at 873 (stating that board has a duty to make informed, independent decision regarding merger agreement and "may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement"). Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court held that the board of a corporation with an 80% stockholder who clearly could replace the board, and veto any transaction that the board recommended, nonetheless had an unmitigated duty to exercise its independent judgment whether to approve a merger transaction proposed by the 80% stockholder. Id. at 919-20 (stating that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling stockholder").

The fact that stockholders do not have the ability to control a board's decisions with respect to a rights plan does not, of course, leave stockholders powerless. Under Delaware corporation law their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

Unocal, 493 A.2d at 959. That stockholders can vote out directors for making decisions with which they disagree does not, however, permit stockholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a stockholder majority. Instead, directors have a statutory and fiduciary duty to make their own, independent decision on a matter such as whether to maintain a rights plan.

D. The Proposal Impermissibly Requires the Expenditure of Corporate Funds.

The Proposal would require the Company, upon the adoption of the Proposal, to redeem each outstanding right at a price of $0.01 per right. This would require the Company to expend $1,829,750.93 (the "Redemption Price") plus legal and administrative expenses. Because the Proposal calls for an authorization directly by the stockholders of the expenditure of corporate funds to redeem the rights, it would usurp the authority vested in the Company's board of directors under Section 141. The Delaware Court of Chancery has recognized that the expenditure of corporate funds clearly falls within the directors' discretion under Section 141:

> [T]o grant emergency relief [that would prohibit the board from expending funds the corporation had received upon issuance of its stock] would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the company's funds.

UIS, Inc. v. Walbrow Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct. 6, 1987). See also Radiation Care, 1994 SEC No-Act. LEXIS 841 (Dec. 22, 1994) (providing no-action relief in connection with stockholder proposal purporting to authorize the expenditure of corporate funds because such authorization would have been "effected by shareholders without any concurring action by the board of directors," which would be "inconsistent with Section 141(a) of the Delaware General Corporation Law").

II. THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14A-8(i)(13) BECAUSE IT WOULD, IN EFFECT, REQUIRE THE COMPANY TO INCREASE ITS DIVIDEND PAYMENTS BY AN AMOUNT EQUAL TO THE REDEMPTION PRICE.

Under Rule 14a-8(i)(13), a company may omit a stockholder proposal if the proposal relates to specific amounts of cash or stock dividends. The Proposal would, in effect, require the Company to increase the Company's dividend payments in an amount equal to the Redemption Price. The Division of Corporation Finance of the Securities and Exchange Commission has consistently permitted the exclusion of proposals that seek to raise a corporation's dividend level either by a specific dollar amount or according to a formula. See, e.g., Microsoft Corp., 2002 WL 1979399 (SEC No-Action Letter) (Aug. 26, 2002); General Motors Corp., 2000 WL 430800 (SEC No-Action Letter) (Apr. 7, 2000).

* * *

In summary, the Proposal seeks to permit the stockholders of the Company, rather than the Board, to decide whether the Company should avail itself of the protections afforded by a rights plan and is, therefore, violative of Delaware law. In addition, the Proposal would impermissibly require the Company to expend corporate funds and would, in effect, require the Company to increase its dividend payments. Accordingly, it is our opinion that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-(i)(13).

Very truly yours,

Morris, Nichols, Arsht & Tunnell

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Northrop Grumman Corporation (NOC)
Investor Response to Company No Action Request
Established Topic: Poison Pill, Simple Majority Vote
John Chevedden
Jerome McLaughlin
Larry Anduha

Ladies and Gentlemen:

This letter addresses the latest in a series of aggressive company no action requests to suppress established corporate governance shareholder proposal topics.

A recurring theme of the company no action requests is that the company demands extensive editorial control of the proposal which must include a laundry list dictated by the company. It is not believed that the rule 14a-8 process is intended to be a forum to allow any company to take editorial control of shareholder proposals. The company repeatedly demands the power to dictate that various laundry lists be added to a 500-word proposal while strictly restricting the proposal to 500-words.

To address the company questions, passages in the shareholder proposals are numbered and a corresponding number is marked on attached supporting evidence. On certain numbered items text is included below.

Poison Pill Proposal

1) There is no sound basis to suppress and censor the voting results of this same proposal topic at company meetings since 1999. The fallacious company argument is: Facts on voting results must be suppressed because there are different ways to analyze voting results. Contrary to the company text the proposal does not claim an increasing or decreasing trend.

The company also fallaciously argues that voting result facts must be suppressed because the company has a laundry list of comments to add.

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

2) The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The Fidelity reference is in a separate paragraph and is directly attributed to *The Wall Street Journal* – all within the single sentence.

3) Supporting business news articles are included for the seven items here. The company apathetically refers to evidence of serious business issues from respected sources as "random-motion criticism."

The company does not contest the facts in the seven business news items regarding the company. However the company claims, often with flimsy or no support, that there must be a ton of context to rationalize the company's position. Nonetheless the company has thoroughly established its reputation as aggressive in pursuit of a 500-word limit.

Serious challenges facing the company are a basis for shareholders to have a meaningful, although non-binding, input to the company.

4) The company claims that the reference to the Council of Institutional Investors is too brief and that the company's laundry list regarding CII must be added. Hewitt-Packard Company (December 17, 2002) allowed a website reference that included a "citation to a specific source."

The fallacious company reasoning attempting to limit the application of the CII recommendation would lead to conclusions such as: Only structural engineers have any basis to heed the safety recommendations of a professional structural engineering association.

5) In recent years companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA and McDermott International and Airborne Inc. Hewitt-Packard Company (December 17, 2002) addressed the inclusion of Columbia/HCA and McDermott International on this issue and did not direct a change.

Simple Majority Vote Proposal

1) There is no material difference in the percentages cited and the evidence provided now.

2) The company has provided no evidence that the good governance principles flip flop from company to company. The company fallaciously makes its own rules that factual text must "discuss the reason" in order to be included in a proposal.

4) An Institutional Shareholder Services analysis page is enclosed showing an 80% supermajority vote requirement. Thus in an election where 80% of the shares outstanding vote, 1% of shareholders could override the other 79% of shares voted.

5) In regard to the 1985 vote the company fails to address whether shareholders merely resigned themselves to these issues as unfortunate bundle of rules to be endured to get a desirable "carrot."

6) It is clear that Enron has had a wide-ranging impact and that all companies can learn from Enron's mistakes.

The company has repeatedly met and spoken to Mr. McLaughlin and Mr. Anduha at a number of company annual meetings. Yet the company again reruns its failed argument from past years that Mr. McLaughlin and Mr. Anduha are not real shareholders.

The company cites a TRW case that is not similar to this case in the key determining facts. The company provides no information to hypothesize any similarity in the key TRW determining facts in comparison to these proposals to Northrop Grumman.

Neither of these proposals to Northrop Grumman depended on two shareholders to "aggregate" shareholdings to equal the $2000 "economic stake requirements."

As the company is well aware there are many examples of shareholders who have cooperated with other shareholders in submitting shareholder proposals, notably on social policy shareholder proposals. This has been a practice of not less than 25 years. The company apparently believes this practice should be abruptly reversed.

The company misreads the proposal by claiming the proposal calls for "shareholder approval" when only a "shareholder vote" is specified in the text. When this key premise is false a valid company conclusion cannot follow.

Penny-Payment

The company appears to claim that it would irrevocably be required to co-mingle a one-time penny-payment with a regular quarterly dividend. The company does not cite any clause in the pill agreement that this penny-payment is mandated to be co-mingled with a dividend.

The company does not claim that this penny-payment claim has been tried and rejected or succeeded in previous no action determinations. The company does not cite a legal code section that mandates that a penny-payment for "rights" must be co-mingled with a dividend. The company does not claim that a penny-payment will impact the dividend to shareholders on a regular basis.

This penny-payment equals one-10,000ths of the value of a share of company stock. The company does not reconcile the board meeting its fiduciary duty to shareholders with this purported adoption of a poison pill rigged so that it would forever suppress an important non-binding shareholder vote. This important shareholder right was purportedly given away by the board in return for a penny-payment equal to one-10,000ths of the value of the stock.

The company does not claim that the proposal has any power to increase, decrease or abolish the penny-payment. The penny-payment was already established by the board.

According to the company opinion, adopting a penny-paying pill will grant a board at any company the perpetual power to preempt and abolish any precatory shareholder vote on a poison pill. The company provides no Delaware General Corporation Law section that indicates such a permanent disenfranchisement of shareholders is mandated or tolerated by DGCL.

The company does not explain why it cannot make a separate "rights" payment as Airborne, Inc. did in May 2002. The Airborne news release on redeeming the Airborne poison pill does not indicate that price of the "rights" would be combined with the Airborne dividend. Airborne made a separate payment for the price of its "rights" after the press release.

An unintended consequence of the company argument appears to be that the company is, by its January 8, 2003 letter, guaranteeing that regular dividends will be paid in future quarters. This would be whether or not the company can afford such dividends. Such a guarantee could trigger distracting and cumbersome litigation if the company then fails to meet the dividend guarantee. A dividend guarantee could also make it more difficult for the company to borrow money.

The company argument could also put the company in the potentially untenable position of claiming that it would be unable to redeem the pill at any future date if the company did not concurrently pay dividends.

The major challenges of the company's business situation cited in the proposal are a foundation for shareholders to have a meaningful ability to communicate with the board in the form of a non-binding vote. There is no foundation to claim shareholders must be suppressed from stating that business risks are a reason for shareholder input to the company in a meaningful form. The company does not claim that a voting input from shareholders is precluded by Delaware law.

The company does not explain how attempts to suppress established governance proposals is consistent with the company's fiduciary duty to shareholders.

The company cites no precedent for its "vague" theory. The company theory could turn on the company and be interpreted as a company confession of incompetence in corporate governance implementation.

The company did not make a timely request for verification of Mr. Anduha's stock ownership. Mr. Anduha submitted his proposal with a submittal letter that stated that the company should contact the undersigned in regard to the proposal. The company submitted no evidence that it contacted the undersigned for verification of ownership.

Hence the company did not make the timely 14-day request for verification of stock ownership.

For the most part, Northrop Grumman's objections to the proposal are argumentative and factually unsupported. But since Northrop Grumman – and not proponent – has the burden of proof, Northrop Grumman's unsupported contentions appear to be insufficient grounds for the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
Jerome McLaughlin
Larry Anduha

Kent Kresa
Chairman

IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

A Mutual-Fund Giant Is Stalking Excessive Pay --- Fidelity Says That It Might Withhold Votes for Directors Favoring Generous Compensation

Wall Street Journal; New York, N.Y.; Jun 12, 2002; By Aaron Lucchetti;

NAICS: **523920** *NAICS:* **523120** *NAICS:* **525110** *NAICS:* **525910**

Edition: Eastern edition
Column Name: Fund Track
Start Page: C.1
ISSN: 00999660
Subject Terms: Shareholder relations
Mutual funds
Fund track (wsj)
Executive compensation
Companies: Fidelity Investments *NAICS:* **523920** *NAICS:* **523120** *NAICS:* **525110** *NAICS:* **525910**

Abstract:

*One avenue that **Fidelity** is considering is to withhold its **votes** for corporate directors that have approved executive compensation plans deemed overly generous by **Fidelity**. Shareholders don't have the option of voting against board nominees, but they can withhold their ballots or sometimes **vote** for rival slates of directors to those backed by management.*

*While withholding **votes** can send a protest message to company managements, such moves have little more than symbolic value because the management's slate invariably is elected, some critics contend. **Fidelity's vote** could have more impact, they add, if it also publicly identified companies whose executive compensation it deems excessive. But **Fidelity**, in accordance with a longstanding policy, doesn't disclose how it **votes** on individual ballot questions, a practice that isn't expected to change.*

*Mr. [Eric Roiter] said a small minority of **Fidelity's votes** against management actually involve withholding support for directors. Since the 1980s, **Fidelity** has **withheld** support for directors at companies that have approved poison pills -- anti-takeover measures that shareholders generally dislike -- and those who grant departing executives with large compensation packages, or golden parachutes.*

Full Text:

FIDELITY INVESTMENTS HAS a message for companies that it feels overpay their top executives: Enough already!

"We're concerned about grossly excessive CEO compensation," says Eric Roiter, general counsel at Fidelity Management & Research Co., the investment arm of the giant Fidelity Investments mutual-fund company that oversees more than $800 billion in assets. While changes aren't imminent, and may not even happen at all, the fund firm is reviewing how to use its ballots in shareholder votes to protest outsize corporate pay packages, according to Mr. Roiter

One avenue that Fidelity is considering is to withhold its votes for corporate directors that have approved executive compensation plans deemed overly generous by Fidelity. Shareholders don't have the option of voting against board nominees, but they can withhold their ballots or sometimes vote for rival slates of directors to those backed by management.

While withholding votes can send a protest message to company managements, such moves have little more than symbolic value because the management's slate invariably is elected, some critics contend. Fidelity's vote could have more impact, they add, if it also publicly identified companies whose executive compensation it deems excessive. But Fidelity, in accordance with a longstanding policy, doesn't disclose how it votes on individual ballot questions, a practice that isn't expected to change.

2

"The direct result of a withheld vote is nothing," says Sarah Teslik, executive director for the Council of Institutional Investors, an activist group consisting mostly of public-employee and labor pension funds. While a vote of no-confidence from a large shareholder like Fidelity gets directors' attention, she says Fidelity funds "could do more if they announced their decisions," which could then encourage other shareholders to take similar actions against excessive

Northrop Grumman Stock Falls 11.7 Percent on Third-Quarter Posting

Knight Ridder Tribune Business News; Washington; Oct 18, 2002; Peter Dujardin;

Sic:

Start Page: 1

Subject Terms: Instrumentation industry, Stock prices, Financial performance, Losses

Classification Codes: **9190**: *United States*; **8650**: *Electrical & electronics industries*; **3400**: *Investment analysis & personal finance*

Geographic Names: Newport News Virginia

Companies: **Northrop Grumman** Corp*Ticker:* **NOC** *Sic:* **336411** *Sic:* **336611**

336411 *Sic:* **336611**

Abstract:

Northrop Grumman *stock, held widely in the Hampton Roads area since the company's acquisition of Newport News Shipbuilding, fell sharply on the news. Northrop stock fell 11.7 percent, or $13.50 a share, to $101.50, in trading on the New York Stock Exchange.*

Northrop Grumman*, based in Los Angeles, is the nation's second largest federal contractor after Lockheed Martin Corp., and makes ships, planes, helicopters and other military equipment. Northrop acquired Newport News Shipbuilding in late 2001, and now employs more than 18,000 workers at its Newport News subsidiary.*

Two of the reasons for Northrop's quarterly loss: Cost overruns of $87 million on the Polar Tanker, a double-hulled commercial oil tanker that Northrop is building, and $65 million from building avionics systems for the fighter jets for the United Arab Emirates.

Full Text:

To see more of the Daily Press, or to subscribe to the newspaper, go to http://www.dailypress.com

Oct. 18--NEWPORT NEWS, Va.--The parent company of Northrop Grumman Newport News reported lower-than-expected earnings Thursday, despite increased revenues during the third quarter.

Northrop Grumman Corp. reported a net loss of $59 million, or 56 cents per share, for the quarter ended Sept. 30, compared to a net profit of $79 million, or 84 cents a share, for the same quarter last year.

Northrop Grumman stock, held widely in the Hampton Roads area since the company's acquisition of Newport News Shipbuilding, fell sharply on the news. Northrop stock fell 11.7 percent, or $13.50 a share, to $101.50, in trading on the New York Stock Exchange.

Northrop Grumman, based in Los Angeles, is the nation's second largest federal contractor after Lockheed Martin Corp., and makes ships, planes, helicopters and other military equipment. Northrop acquired Newport News Shipbuilding in late 2001, and now employs more than 18,000 workers at its Newport News subsidiary.

Northrop Grumman said revenues rose 24 percent to $4.2 billion in the third quarter, from $3.4 billion in the same period last year.

For the first nine months of the year, Northrop reported a net loss of $160 million, or $1.56 per share, compared to a profit of $296 million, or $3.50 per share, last year. Revenue for the first nine months rose to $12.4 billion from $8.9 billion a year ago.

Two of the reasons for Northrop's quarterly loss: Cost overruns of $87 m[illegible] e Polar Tanker, a double-hulled commercial oil tanker that Northrop is building, and $65 million from building avionics systems for the fighter je[illegible] nited Arab Emirates.

(1) (2)

NORTHROP LOSSES TOTAL $59 MILLION

Daily News; Los Angeles, Calif.; Oct 18, 2002; Gregory J. Wilcox\ Staff Writer;

Sic:
Sub Title: [VALLEY Edition]
Start Page: B1
Companies: Northrop Grumman Corp*Ticker:***NOC***Sic:***336411336411**

Abstract:
Northrop Grumman *instead focused on the results from continuing operations and what it calls "economic earnings," which strip out the impact of fluctuations in pension fund proceeds and other noncash items.*

Northrop Grumman *reported net income from continuing operations of $141 million for the quarter, equal to $1.17 per share. This was down from net income of $140 million, or $1.56 per share, a year ago.*

Northrop Grumman *took an $87 million pre-tax charge on its Polar Tanker program, an order for five big commercial double-hull oil tankers that cost about $1 billion each, and a $65 million pre-tax charge on its new electronics package for the F-16 being used by the United Arab Emirates.*

Full Text:

Cost overruns in two big projects and anticipated losses from the sale of two businesses added up to a third quarter loss of $59 million for defense giant Northrop Grumman Corp., the company said Thursday.

The loss equaled 56 cents a share even though sales for Century City- based Northrop Grumman increased 24 percent to $4.2 billion.

In the year-ago third quarter the company earned $79 million, 84 cents a share, on sales of $3.4 billion. Overall, the earnings were lower than analysts expected and Wall Street responded by pummeling the company's stock.

Shares closed at $101.50, down $13.51 for a loss of 11.8 percent.

The earnings report, and top executives' explanation to analysts during a conference call, also got a chilly reception, which is an unusual occurrence.

"It was a very confusing report and (they) were not too enlightening in the conference call. It was convoluted, let's put it that way," said Paul H. Nisbet at JSA Research Inc.

The bottom-line loss was not mentioned in the text of the earnings release.

Northrop Grumman instead focused on the results from continuing operations and what it calls "economic earnings," which strip out the impact of fluctuations in pension fund proceeds and other noncash items.

The company and the analyst community believe this is a good way to track performance.

Northrop Grumman reported net income from continuing operations of $141 million for the quarter, equal to $1.17 per share. This was down from net income of $140 million, or $1.56 per share, a year ago.

On an economic earnings basis, Northrop Grumman said its earnings increased to $154 million, or $1.28 per share from $100 million, or $1.09 per share, for the comparable period in 2001.

During the quarter, the company reported pension income of $23 million, compared with $88 million for the same period a year earlier.

Two big one-time charges were booked during the quarter, though.

Northrop Grumman took an $87 million pre-tax charge on its Polar Tanker program, an order for five big commercial double-hull oil tankers that cost about $1 billion each, and a $65 million pre-tax charge on its new electronics package for the F-16 being used by the United Arab Emirates.

Both are fixed price contracts, which means Northrop Grumman must absorb any additional costs.

The action involved allegations that Northrop Grumman had misallocated intellectual property rights relating to electrode-less light bulbs by obtaining certain patents in 1999 and 2000.

The company said it believes it will get substantial relief from the judgment on motion or appeal based on substantive as well as procedural grounds, according to the filing.

Northrop Grumman said it doesn't believe that a reserve is warranted at this time.

According to the filing, the company said it believes the jury's award in the trial wasn't warranted by the law applicable in the case and should be overturned.

Also in the filing, Northrop Grumman said it expects to generate more than $ 500 million in cash to pay down debt this year.

The company's debt at Sept. 30 was $4.6 billion, down from the $5 billion reported at Dec. 31, due in part to use of cash from operations to reduce principal amounts outstanding.

For the rest of 2002, Northrop Grumman said it expects cash generated from operations supplemented by borrowings under credit facilities to be sufficient to service debt, finance capital expenditures and continue paying dividends to its shareholders.

Northrop Grumman said that upon completion of its B-2 EMD contract, federal and state income taxes deferred since the inception of the contract in 1981 will become payable.

According to the filing, the contract is expected to be completed in the fourth quarter with related federal taxes of around $1 billion payable in March 2003. ← 4

Northrop Grumman said it plans to use cash generated from operations and sales of assets, supplemented by additional borrowings under the credit facility or additional funds raised from public or private capital markets to pay these taxes.

The Internal Revenue Service is completing its audits of the B-2 program through the tax years ending Dec. 31.

After completing these audits, the IRS may adopt a position that the B-2 program was completed in a year prior to 2002, which would create the potential for additional interest expense, the filing said. ← 4

Although it isn't possible to predict the outcome of the tax audits, the company believes its tax accounting for the B-2 program reflects the appropriate timing of contract completion.

Northrop Grumman provides systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers.

Northrop Posts $59 Million Loss, Won't Meet Its Forecast for 2002

Wall Street Journal; New York, N.Y.; Oct 18, 2002; By Anne Marie Squeo;

Sic:
Edition: Eastern edition
Start Page: A5
ISSN: 00999660
Subject Terms: Company reports
Financial performance
Earnings per share
Companies: **Northrop Grumman** Corp*Ticker:***NOC***Sic:***336411***Sic:***336611336411***Sic:***336611**

Abstract:

Trying to quell concerns on an investor conference call, Northrop Chairman Kent Kresa stressed that the company is "extremely well-positioned for the future" following a string of recent acquisitions. With its pending $7.8 billion purchase of TRW expected to close by year-end, Northrop will have tripled its size in just two years and greatly expanded its product line to include everything from submarines to satellites to unmanned spy planes.

Northrop also took a write-down on the value of its Component Technologies businesses, acquired in 2001 with the purchase of Litton Industries. As a result, Northrop said it would take a noncash charge of $640 million for the reduced value of these assets, some of which Northrop plans to sell.

Full Text:

Northrop Grumman Corp., citing higher-than-expected costs on two projects and write-downs on its electronic-components businesses, swung to a loss in the third quarter and said it wouldn't meet 2002 earnings estimates.

Shares in Northrop, the nation's third-largest defense contractor, dropped 12% and pulled down the rest of the sector. The performance of the Los Angeles maker of military ships, radar and other equipment came as a surprise given increased U.S. military spending and the strong financial performance of other military contractors, including General Dynamics Corp. and TRW Inc., reported earlier this week. In 4 p.m. composite trading on the New York Stock Exchange, Northrop was at $101.50, off $13.51.

Trying to quell concerns on an investor conference call, Northrop Chairman Kent Kresa stressed that the company is "extremely well-positioned for the future" following a string of recent acquisitions. With its pending $7.8 billion purchase of TRW expected to close by year-end, Northrop will have tripled its size in just two years and greatly expanded its product line to include everything from submarines to satellites to unmanned spy planes.

Northrop posted a third-quarter loss of $59 million, or 56 cents a share, compared with year-earlier net income of $79 million, or 84 cents, after adjusting for a change in goodwill-accounting rules. The loss includes two pretax charges, one for $87 million due to labor problems on the polar oil-tanker program and another for $65 million related to development problems on the electronic-warfare system for the F-16 fighter jets sold to the United Arab Emirates. Those charges were partially offset by $89 million in gains from adjustments on a canceled cruise-ship program and a technology-services job.

Northrop also took a write-down on the value of its Component Technologies businesses, acquired in 2001 with the purchase of Litton Industries. As a result, Northrop said it would take a noncash charge of $640 million for the reduced value of these assets, some of which Northrop plans to sell.

Revenue rose 24% to $4.21 billion. While the defense electronics and aircraft-integration units reported higher sales than last year, the bulk of the increase came from Northrop's ship-system business as a result of the company's acquisition of Newport News Shipbuilding in January 2002.

The latest quarter's weak performance means Northrop won't meet its previous 2002 per-share earnings guidance, issued in July, of between $6.10 and $6.60. The company now expects per-share earnings to be between $5.80 and $5.90. Citing the possible need to add money to its pension plans next year, Northrop declined to say whether it would meet previous 2003 per-share earnings estimates of $6.90 to $7.40.

Northrop Grumman updates outlook

Double-digit growth after merger with TRW is forecast

By August Cole & Russ Britt, CBS.MarketWatch.com
Last Update: 12:42 PM ET Nov. 21, 2002

LOS ANGELES (CBS.MW) -- Northrop Grumman on Thursday unveiled expectations for profits and sales after its pending acquisition of TRW to create one of the world's largest defense companies.

Northrop (NOC: news, chart, profile) expects per-share economic earnings - akin to operating earnings - in a range of $6.10 to $6.20 for 2002, $7.00 to $7.50 for 2003 and $7.90 to $8.40 for 2004.

Northrop says the 2003 numbers are actually down from an estimate it provided on a combined Northrop-TRW in July. At that time, the company said earnings would be between $7.75 and $8.30.

Those figures, however, included TRW's auto parts business. Northrop announced this week that the TRW auto operations will be sold to Blackstone Group in a move that lets the aerospace giant absorb TRW's military and space operations.

The figure also is well below forecasts given by Northrop as a standalone company just last month. At that time, Northrop predicted earnings of $7.60 to $8.10.

But Northrop also is discontinuing several businesses in the computing, telecom and small commercial microprecision products.

Further, Northrop is issuing 70 million new shares due to the terms of its deal to acquire TRW. The deal assumed a certain price range on Northrop's stock, but its shares and the rest of the sector fell, thus forcing Northrop to issue more shares.

Al Myers, Northrop's vice president and treasurer, said the net effect of the extra shares plus the discontinued operations should be a combined 76 cents a share.

Investors responded by boosting Northrop shares $3.75, or 4.1 percent

NORTHROP GRUMMAN NYSE-NOC

RECENT PRICE 124.77 | P/E RATIO 19.3 (Trailing: 24.4; Median: 14.0) | RELATIVE P/E RATIO 1.21 | DIV'D YLD 1.3% | VALUE LINE 565

TIMELINESS — Suspended 7/12/02
SAFETY 3 Raised 1/7/94
TECHNICAL — Suspended 7/12/02
BETA .65 (1.00 = Market)

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
High:	31.3	34.9	42.6	47.4	64.3	84.3	127.9	139.0	75.9	93.9	110.6	135.0
Low:	16.5	22.5	30.5	34.5	39.8	57.8	71.4	59.3	47.0	42.6	76.4	93.3

Target Price Range 2005 | 2006 | 2007

LEGENDS
— 9.0 x "Cash Flow" p sh
.... Relative Price Strength
Options: Yes
Shaded area indicates recession



250
200
160
120
100
80
60
50
40
30
20
15

2005-07 PROJECTIONS

	Price	Gain	Ann'l Total Return
High	180	(+45%)	11%
Low	120	(-5%)	1%

Insider Decisions

	N	D	J	F	M	A	M	J	J
to Buy	0	0	0	0	0	0	0	0	0
Options	2	0	1	1	0	0	1	0	1
to Sell	1	0	0	0	0	0	0	0	0

Institutional Decisions

	4Q2001	1Q2002	2Q2002
to Buy	183	191	228
to Sell	174	176	158
Hld's(000)	103304	100726	104277

Percent shares traded 45.0 / 30.0 / 15.0

% TOT. RETURN 8/02

	THIS STOCK	VL ARITH. INDEX
1 yr.	51.9	-12.9
3 yr.	81.5	1.9
5 yr.	17.0	20.4

1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	© VALUE LINE PUB., INC.	05-07
120.41	129.21	123.62	111.83	116.96	120.92	117.09	103.51	136.29	137.84	139.33	136.05	129.32	129.02	105.72	124.89	155.70	174.50	Sales per sh	212.00
5.73	7.28	4.34	3.35	6.98	7.42	5.93	6.34	10.46	10.82	10.06	12.26	10.27	12.51	13.96	9.71	11.15	11.65	"Cash Flow" per sh	17.35
.89	2.01	d.79	d1.35	3.00	3.78	2.56	1.99	5.00	5.11	3.99	5.98	4.52	6.93	8.82	4.80	6.25	6.75	Earnings per sh A F	12.40
1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.60	1.60	1.60	1.60	1.60	1.60	1.60	1.60	1.60	1.60	1.60	Div'ds Decl'd per sh B ■	2.25
7.82	6.28	5.42	3.98	2.58	2.51	2.60	2.74	2.72	2.69	3.35	3.54	3.07	2.88	3.80	3.62	4.40	4.30	Cap'l Spending per sh	4.65
19.29	20.23	21.40	16.65	22.00	25.11	26.46	27.03	26.20	29.50	36.74	38.99	41.40	46.72	54.39	68.08	70.40	75.15	Book Value per sh C	99.60
46.58	46.84	46.90	46.93	46.94	47.09	47.40	48.91	49.24	49.46	57.93	67.28	68.84	69.72	72.06	108.56	114.00	116.00	Common Shs Outst'g	118.00
50.7	20.9	--	--	5.7	6.5	10.2	18.5	8.2	10.4	17.5	16.3	21.1	9.1	7.9	16.7	Bold figures are	Value Line estimates	Avg Ann'l P/E Ratio	12.0
3.44	1.40	--	--	.42	.42	.62	1.09	.54	.70	1.10	.94	1.10	.52	.51	.96			Relative P/E Ratio	.80
2.7%	2.9%	4.0%	4.9%	7.1%	4.9%	4.6%	4.4%	3.9%	3.0%	2.3%	1.6%	1.7%	2.5%	2.3%	1.8%			Avg Ann'l Div'd Yield	1.5%

CAPITAL STRUCTURE as of 6/30/02
Total Debt $5165 mill. Due in 5 Yrs $1500 mill.
LT Debt $4915 mill. Total Interest $355 mill.
(LT interest earned: 3.7x; total interest coverage: 3.1x) (37% of Cap'l)
Leases, Uncapitalized None
Pension Liability E $1931 mill. in '01 vs. $1095 mill. in '00
Pfd Stock $350 million Pfd Div'd $24.5 million
3,500,000 shs. of 7% cum., liqu. val. $100, ea. cv. to .911 com. shs. Mand. red. 4/21. (2.6% of Cap'l)
Common Stock 112,964,781 shs. (60.4% of Cap'l) as of 7/26/02
MARKET CAP: $14.1 billion (Large Cap)

1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003		05-07
5550.0	5063.0	6711.0	6818.0	8071.0	9153.0	8902.0	8995.0	7618.0	13558	17750	20250	Sales ($mill)	25000
7.0%	8.6%	11.2%	12.0%	12.7%	14.2%	12.9%	15.1%	19.4%	12.2%	11.0%	10.5%	Operating Margin	12.0%
160.0	214.0	269.0	283.0	367.0	418.0	393.0	389.0	381.0	645.0	575	575	Depreciation ($mill) D	575
121.0	96.0	246.0	252.0	216.0	407.0	314.0	483.0	625.0	427.0	720	800	Net Profit ($mill)	1500
32.8%	43.5%	36.8%	38.4%	39.3%	37.5%	36.9%	36.6%	35.9%	38.9%	31.0%	31.0%	Income Tax Rate	31.0%
2.2%	1.9%	3.7%	3.7%	2.7%	4.4%	3.5%	5.4%	8.2%	3.1%	4.1%	4.0%	Net Profit Margin	6.0%
354.0	-481.0	467.0	357.0	d3.0	221.0	666.0	329.0	d162.0	d543.0	d20.0	400	Working Cap'l ($mill)	1900
180.0	160.0	1633.0	1163.0	2950.0	2500.0	2562.0	2000.0	1605.0	5033.0	5000	5650	Long-Term Debt ($mill)	4000
1254.0	1322.0	1290.0	1459.0	2128.0	2623.0	2850.0	3257.0	3919.0	7741.0	8375	9065	Shr. Equity ($mill)	12100
9.7%	7.7%	10.2%	11.8%	6.6%	10.2%	7.7%	11.1%	12.6%	4.8%	7.0%	7.0%	Return on Total Cap'l	10.0%
9.6%	7.3%	19.1%	17.3%	10.2%	15.5%	11.0%	14.8%	15.9%	5.5%	8.5%	9.0%	Return on Shr. Equity	12.5%
5.1%	1.4%	12.9%	11.9%	6.2%	11.6%	7.2%	11.4%	13.0%	3.6%	6.5%	7.0%	Retained to Com Eq	10.5%
47%	80%	32%	31%	39%	25%	35%	23%	18%	37%	29%	26%	All Div'ds to Net Prof	19%

CURRENT POSITION

($MILL.)	2000	2001	6/30/02
Cash Assets	319	464	196
Receivables	1557	2735	2696
Inventory (Avg Cst)	585	1226	1163
Other	65	164	198
Current Assets	2526	4589	4253
Accts Payable	564	1019	867
Debt Due	10	458	250
Other	2114	3655	3666
Current Liab.	2688	5132	4783

ANNUAL RATES

of change (per sh)	Past 10 Yrs.	Past 5 Yrs.	Est'd '99-'01 to '05-'07
Sales	.5%	-3.0%	10.0%
"Cash Flow"	7.5%	3.0%	6.5%
Earnings	14.0%	8.0%	10.5%
Dividends	3.0%	--	6.0%
Book Value	10.0%	13.0%	10.0%

QUARTERLY SALES ($ mill.)

Cal-endar	Mar.31	Jun.30	Sep.30	Dec.31	Full Year
1999	2093	2274	2122	2506	8995
2000	1802	1856	1731	2229	7618
2001	1986	3663	3605	4304	13558
2002	4086	4396	4500	4768	17750
2003	4825	5025	5075	5325	20250

EARNINGS PER SHARE A F

Cal-endar	Mar.31	Jun.30	Sep.30	Dec.31	Full Year
1999	1.50	1.64	1.83	1.96	6.93
2000	2.23	2.50	2.11	1.98	8.82
2001	1.21	1.27	.86	1.46	G 4.80
2002	1.27	1.53	1.60	1.85	6.25
2003	1.50	1.60	1.70	1.95	6.75

QUARTERLY DIVIDENDS PAID B ■

Cal-endar	Mar.31	Jun.30	Sep.30	Dec.31	Full Year
1998	.40	.40	.40	.40	1.60
1999	.40	.40	.40	.40	1.60
2000	.40	.40	.40	.40	1.60
2001	.40	.40	.40	.40	1.60
2002	.40	.40	.40		

BUSINESS: Northrop Grumman operates in four main sectors. Integrated Systems, a leading maker of airborne systems; Electronic Systems, a designer of electronic warfare items; Information Technology, provides advanced information systems; Ship Systems, builds warships. Acq. Westinghouse defense & elect., 3/96; Logicon, 7/97; Litton, 4/01. Has 97,000 empls., 11,750 stkhldrs. U.S. Gov't total of ab't 78% of sales, foreign, about 10% in '01. '01 dep. rate: 16.4%. Off. & dir. control ab't .6% of stk.; empl. plans, 11.2%; Unitrin, 8.6%, Prudential Fin'l, 5.2%. (4/02 Proxy). Chrmn. & CEO: Kent Kresa. Pres.: Ronald D. Sugar. Incorporated: Delaware. Address: 1840 Century Park East, Los Angeles, California 90067. Tel.: 310-553-6262. Internet: www.northgrum.com.

Northrop Grumman and TRW have announced an agreement under which the latter would be purchased for about $7.8 billion of NOC stock at a price of $60 per TRW share. In addition, TRW's net debt would be acq[illegible] at the closing. The transaction [illegible] to approvals by stockholders of both companies and to a review by various governmental agencies, both here and in Europe. The companies expect the deal to close in the fourth quarter. It is our policy to exclude the acquisition until it is made; and we've suspended the Timeliness rank. There are many unknowns in evaluating the effect on Northrop of the merger, depending on the amount of shares to be paid, whether some of TRW's noncore operations are sold, and for how much, and whether regulators would demand any unit divestments. Even so, we believe that the purchase would be initially dilutive, although synergy would probably eventually offset that effect and bolster the combined company's abilities and profitability.

Our presentation utilizes GAAP earnings, although NG prefers to use economic earnings (excluding pension income or expense and amortization). Economic figures are footnoted below. Goodwill amortization has been eliminated by GAAP, effective 2002. Meanwhile pension income, which reached $538 million in 2000, will probably drop to $95 million in 2002, and become a $40 million earnings drain in 2003.

Northrop has developed a strong position in both the shipbuilding and fighter aircraft fields. It recently, in partnership with Lockheed, won the *Deepwater* contract to rebuild the U.S. Coast Guard. The contract will be worth some $11 billion over the next 20 years, with another $6 billion possible in the following decade. And the DDX contract to develop the Navy's new-type destroyer was confirmed for the NG-led team. Also, Northrop is an key partner in both the F/A-18E/F and F-35 (JSF) fighter programs.

Northrop's strong position in the defense field hasn't been a secret. As a result, its stock has surged nearly 200% since early 2000. Accordingly, even though we project strong earnings growth over the 3- to 5-year period, the price largely discounts the gains we foresee.

Morton L. Siegel — *September 27, 2002*

(A) Prim. egs. thru '96, then dil. Excl. nonrecur. (exp.), gns.: '90, $1.48; '91, (48¢); '94, ($4.28); '96, 34¢; '98, ($1.73); '99, (24¢); '00, (24¢); '01, 44¢. Next egs. rpt. due late Oct. (B) Next div'd mtg. mid-Nov. Next ex date late Nov. Div'd pmnt. dts.: ab't the 10th of Mar., Jun., Sep., Dec. ■ Div'd reinvest. plan av'ble. (C) Incl. intang. assets. At 6/30/02: $10.5 b[illegible] (D) Depr. on accel. basis. (E) Consists of accr'd. retiree benefits. (F) Economic EPS: '99, $5.59; '00, $6.05; '01, $5.85; '02, *$6.75*; '03, *$8.00*. (G) Based on full-year dil. shs.

Company's Financial Strength	B
Stock's Price Stability	80
Price Growth Persistence	65
Earnings Predictability	55

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on

Proposal

To request that the board issue a report describing the company's involvement in space-based weaponization and an assessment of the potential financial, legal and public relations liabilities involved. The report should be made available to shareholders on request by October 2002.

For more information see IRRC's Social Issues Service company report.

Proposal No. 6: Shareholder proposal—Eliminate supermajority provision

Proxy statement page: 35
Vote required: Majority of votes cast (treatment of abstentions and broker non-votes not disclosed)
Proponent: Larry Anduaha and Jerome McLaughlin

Proposal

To request that the board eliminate the company's supermajority vote requirements. The company's charter current requires approval by an 80 percent supermajority to approve certain significant corporate actions.

Arguments for

Supporters of these proposals say supermajority vote provisions may stifle bidder interest in the company and therefore devalue the stock. Supermajority requirements may be set so high that they discourage tender offers altogether. Proponents say supermajority requirements detract from a simple majority's power to enforce its will. Frequently these supermajority lock-in vote requirements apply to antitakeover provisions contained in the charter or bylaws. In many cases, they say, the high vote requirements exceed the normal anticipated level of shareholder participation at a meeting, making the proposed action all but impossible.

Arguments against

Opponents of these proposals say supermajority vote requirements help guard against two-tier tender offers in which a raider offers a substantially higher cash bid for an initial and often controlling stake in a company and then offers a lower price for the remaining shares. The coercive pressures associated with such offers may force shareholders to tender before they have considered all relevant facts. Requiring supermajority approval of transactions provides protection to minority shareholders.

Opponents say supermajority lock-in vote requirements provide protection to minority shareholders by ensuring that changes to key charter or bylaw provisions are approved by more than a majority of shareholders. They also say high approval requirements ensure broad agreement on issues that may have a significant impact on the future of the company.

Voting history from IRRC database*

Year	Votes for	Votes against
2001	52.9	47.1
1999	63.0	37.0

* Votes are given as percentages of votes cast for and against.

Other current takeover defenses

See proposal no. 4

Analysis

The company's charter contains a "fair price" provision requiring that certain transactions, such as a merger, must be approved by 80 percent of the company's outstanding shares or satisfy certain fair price criteria with respect to remaining shareholders. The company's charter also requires approval by an 80 percent supermajority to approve amendments to bylaws. Northrop also gains protection from takeover through its classified board and its poison pill. In addition to its antitakeover provisions, the company also has eliminated shareholders' right to act by written consent and to call special meeting.

Corporation	Subject	Principal Sponsor or Coordinator	Status
MIPS Technologies	expense future stock options	Sheet Metal Workers	11/13/2002
Modine Manufacturing	redeem/vote on future poison pill	Gamco Investors	76.0% @ (p)
Moody's	redeem or vote on poison pill	Rossi Family	awaiting tally
Morgan Stanley	repeal classified board	Davis, E.	65.3% @ (p)
Motorola	adopt financial risk strategy#	Levin, M.	omitted [b-2]
	link pay to performance#	Smith, R.	omitted [c]
	no consulting by auditors##	Sheet Metal Workers	39.4% @
	report on directors' role in corporate strategy	Laborers	withdrawn
	report on directors' role in corporate strategy	UBCJA	8.1% @
Murphy Oil	increase nominating committee independence	AFL-CIO	withdrawn
Nabors Industries Ltd.	increase board independence	Laborers	20.2%
National Fuel Gas	restrict executive compensation	Lee, C.	13.2% @
National Semiconductor	expense future stock options	UBCJA	10/18/2002
Nationwide Financial Services -Cl	increase nominating committee independence	UBCJA	0.2%
NCR	allow vote against directors	Morse, R.	not presented
Neiman-Marcus Group	adopt cumulative voting	Davis, E.	22.4% @
Newell Rubbermaid	increase nominating committee independence	NYCERS	awaiting tally
Nextel Communications	increase key committee independence	Conn. Retirement Plans	withdrawn
	increase nominating committee independence	NYCERS, AFL-CIO	awaiting tally
Nike -Cl B	no consulting by auditors	UBCJA	9/18/2002
Noble Energy	increase board independence	Kelly, R.	12.9%
Norfolk Southern	elect transportation expert to board#	Foster, D.	omitted [c]
	vote on future golden parachutes	LongView	55.8% (p)
Northrop Grumman	eliminate supermajority provision#+	McLaughlin, J., Anduha, L.	51.0% @ (p)
	redeem or vote on poison pill#	Chevedden, J.	omitted [d]
Northwest Airlines	redeem or vote on poison pill	Chevedden, J.	45.8%
Novell	separate chairman/president	Glotzer, M.	26.5% @
Occidental Petroleum	allow vote against directors#	Morse, R.	omitted [h-3]
	redeem or vote on poison pill	Rossi Family	72.8% @ (p)
Office Depot	award perfomance-based stock options	Conn. Retirement Plans	withdrawn
OfficeMax	sell the company#	Epstein, J.	withdrawn
Otter Tail	increase pension benefits#	Lillestol, J.	omitted [i-7]
Oxford Health Plans	increase nominating committee independence	NYCERS	awaiting tally
Paccar	redeem or vote on poison pill#+	Chevedden, J.	48.3% @
PacifiCare Health Systems	repeal classified board	NYCPolice	69.1% @ (p)
Parker-Hannifin	report on impact of expensing options	UBCJA	10/23/2002
Penney (J.C.)	limit director terms#+ (B)	Nystrom, G.	9.6% **
Penton Media	redeem or vote on poison pill	Gamco Investors	awaiting tally
Peoples Energy	double board nominees##	Pasowicz,W.	9.0%
Pep Boys-Manny Moe & Jack	redeem or vote on poison pill#	Chevedden, J.	omitted [e-2]
PEPCO Holdings	repeal classified board	Davis, E.	mtg cancelled
PepsiAmericas	maximize shareholder value	Lehmann, A	13.2%
PepsiCo	change annual meeting location	Davis, E.	3.2% @
	vote on future golden parachutes	Teamsters	22.1% @
PG&E	adopt confidential voting##	Levine, S.	30.6%
	award perfomance-based stock options	Schlossman, B.	withdrawn
	~~eliminate supermajority provision~~	~~Rossi Family~~	~~withdrawn~~
	increase key committee independence	Chevedden Family Trust	31.0% @

IRRC
Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

(09/27/00)

Proposal type (X) = pending	—2000— # of proposals	—2000— Average vote+	—1999— # of proposals	—1999— Average vote+	Trend^
Redeem or vote on poison pill (0)	24	57.8	27	61.9	-4.1
Eliminate supermajority vote (1)	7	54.6	3	54.6	0.0
Repeal classified board (4)	51	53.9	63	47.3	+6.6
Confidential voting (0)	5	52.2	4	42.6	+9.6
Shareholders call sp. mtg./act by writ. con (0)	2	41.8	2	49.2	-7.4
Restrict non-employee director pensions (0)	2	35.9	2	30.3	+5.6
Vote on future golden parachutes (2)	5	29.9	11	26.1	+3.8
Provide for cumulative voting (4)	20	27.8	29	27.0	+0.8
Independent nominating committee (2)	3	24.2	3	24.8	-0.6
Director independence (2)	11	23.9	11	22.6	+1.3
Sell company/spin off/hire investment banker (10)	19	20.1	21	12.1	+8.0
Increase board diversity (0)	5	19.9	7	15.3	+4.6
Separate CEO & chairman (0)	2	19.0	3	19.0	0.0
No repricing underwater stock options (0)	1	11.2	3	30.7	--
Disclose executive compensation (0)	5	9.6	7	10.9	-1.3
Restrict executive compensation* (4)	14	7.7	31	7.3	+0.4
Independent compensation committee	0	0	2	25.4	--
Performance-based stock options	0	0	4	26.3	--

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal.

2

activist John Chevedden garnered 91.4 percent of votes cast, according to preliminary results. Thirty poison pill proposals have attracted majority support so far.

High Scoring Governance Shareholder Proposals of the 2002 Season

Company	Proposal	Sponsor	Vote(High Vote So Far)	Avg. Sup-port for Pro-posal Type So Far	Avg. Support for Proposal Type in 2001
Airborne	Redeem Or Vote On Poison Pill	J. Chevedden	91.4%	60.1%	57.0%
Alaska Air Group	Eliminate Supermajority Provision	J. Chevedden	85.0%	61.0%	57.9%
Airborne	Repeal Classified Board	Teamsters	84.5%	63.0%	52.4%
Airborne	Adopt Confidential Voting	W. Ziebarth	83.2%	58.8%	52.9%
Mentor Graphics	Vote On All Stock-Based Compensation Plans	TIAA-CREF	57.0%	nm	—
EMC	Increase Board Independence	Walden Asset Mgmt	56.0%	29.0%	22.5%
Norfolk Southern	Vote On Future Golden Parachutes	LongView	55.8%	39.6%	31.8%
Hartmarx	Adopt Cumulative Voting	C. Peiser	51.0%	31.5%	30.4%
PG&E	No Consulting By Auditors	UBCJA	46.5%	29.8%	—
Verizon Communications	Pension Fund Surplus Accounting+	C. Jones	42.7%	24.5%	—
EMC	Commit To Or Report On Board Diversity	Conn. Retirement Plans	32.0%	nm	20.5%
General Electric	Award Perfomance-Based Stock Options	LongView	30.0%	nm	25.9%
Union Pacific	Have Independent Board Chairman	LongView	28.3%	nm	15.7%
Household International	Link Executive Pay To Social Criteria	Domini	27.0%	9.2%	9.5%
PG&E	Report On Directors' Role In Corporate	Laborers	14.2%	8.5%	—

Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter: The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-gov-

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards:

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards; retirees no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Board should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive, a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards, and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Performance measures include the board's handling of strategy, oversight, and executive pay. Data were provided by the Investor Responsibility Research Center, the Corporate Library, and Institutional Shareholder Services.

board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books—all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar Gen-

BNA, INC.

SECURITIES REGULATION & LAW

VOL. 34, NO. 9 MARCH 4, 2002

ENRON

FALLOUT

Public Policy Consequences of Enron's Collapse

Enron Fallout

Analysts' Conflicts / *Page S-6*

Insider Transactions / *Page S-6*

MD&A Disclosure / *Page S-7*

OTC Derivatives / *Page S-7*

Outside Directors / *Page S-8*

Officers, Directors / *Page S-8*

Pay Parity / *Page S-9*

Oversight of Accountants / *Page S-9*

Special-Purpose Entities / *Page S-11*

SAS 50 Letters / *Page S-11*

Auditor Independence / *Page S-12*

Reporting Fraud / *Page S-13*

Rotation of Auditors / *Page S-14*

Stock Options / *Page S-15*

Credit Rating / *Page S-16*

Diversification / *Page S-16*

Investment Advice, Education / *Page S-17*

Lockout Periods / *Page S-19*

Legal Remedies / *Page S-20*

PUHCA Repeal / *Page S-21*

Tax Havens / *Page S-21*

GLB: At Risk After Enron? / *Page S-22*

Bankruptcy: Homestead Limits / *Page S-23*

Bankruptcy: Bonuses / *Page S-23*

Bankruptcy: Accountants / *Page S-24*

Bankruptcy: Means Test / *Page S-24*

Bankruptcy: Asset Securitization / *Page S-24*

Debarment / *Page S-25*

CONTRIBUTORS

Editors: Mike Cavanagh, Melanie I. Dooley, Dana Domone, Steve France, Susan Jenkins, John Kirkland, Rebecca Pearl McCracken, Toby J. McIntosh, Cathleen O. Schoultz, Sarah Stevens, Ronald Taylor and Joe Tinkelman

Reporters: Cheryl Bolen, *Daily Report for Executives*; Steve Burkholder, *BNA Correspondent*; Phyllis Diamond, *Securities Regulation & Law Report*; Stephanie Ingersoll, *Daily Report for Executives*; Robin Lee, *Bankruptcy Law Reporter*; Rachel McTague, *Securities Regulation & Law Report*; Kurt J. Ritterpusch, *Pension & Benefits Reporter*; Katherine M. Stimmel, *Daily Tax Report*; Adam Wasch, *BNA's Banking Report*

Graphics: Cordelia D. Gaffney, Kathleen E. Ayiku

Copies of this report are available at $35.00 (plus applicable state sales tax and shipping fees) from BNA PLUS, 1231 25 St. N.W., Washington, D.C. 20037; (800) 452-7773; (202) 452-4323 in Washington, D.C., with the following quantity discounts: 6-10 copies, 10%; 11-25 copies, 15%; 26-50 copies, 20%; 51-500 copies, 25%; 501-1000 copies, 30%; 1001 or more copies, negotiable.

Enron Fallout

SPECIAL REPORT

Enron memorabilia is selling on E-Bay. Enron memories are being collected in congressional hearings. And Enron's future will be sorted out by a bankruptcy court.

But where will the Enron experience engender changes in public policies?

This special report by BNA editors examines the potential policy fallout in several dozen specific areas.

Changes Likely in Securities, Accounting, Auditing, Pensions, Other Areas

In the four months since Enron declared bankruptcy, investigators are probing to learn what really happened, and the gears of the policy-making machinery have just begun to crank.

Some changes are already being made by regulatory or self-regulatory bodies, and statutory changes from Congress are anticipated.

The scope of subjects under discussion is quite sweeping. Reforms may eventually affect securities, accounting and auditing, corporate governance, retirement plans, banking, federal contracting, energy policy, bankruptcy law, tax policy, and more.

Action is expected by the Securities and Exchange Commission to address security analysts' conflicts of interest, to require faster disclosure of insider transactions, and to beef up disclosures in annual reports. The stock exchanges may tighten rules governing the independence of corporate directors. The SEC will seek stronger powers to penalize corporate executives and will press Congress to follow through on 2001 legislation promising to raise staff salaries at the commission.

In the accounting arena, the use of special purpose entities to disguise revenue losses—a major factor in Enron's demise, and a practice condoned by Arthur Andersen as consistent with current accounting standards—is already being revisited by the Financial Accounting Standards Board.

Changes also may be in store regarding "SAS 50 letters," written by accountants to bless hypothetical transactions and relied upon by investment banks. Already in the works were rule proposals on auditors' duties to report fraud. And the securities rating agencies are reconsidering how quickly they act to warn investors.

It appears that some form of legislative fix for the oversight of accountants will be approved by Congress this year.

Serious attention to the issue of auditor independence is predictable, but the outcome is less so. BNA has learned that the SEC is looking to reopen rulemaking on this subject. Complications almost surely will arise during debates over which functions auditors should be constrained from performing.

Pension Changes Seen Needed. In the pension area, fairly wide sentiment exists that some reforms are advisable. President Bush on Feb. 1 proposed a reform package, but Democrats are looking to pass more stringent approaches.

Members of Congress and the Bush administration agree that some sort of pension reform is needed to address Enron-related concerns. Most of the legislation introduced so far focuses on plan investments in employer stock and the provision of investment advice to plan participants. Some bills would limit the amount of employer stock that could be contributed to Section 401(k) plans. Other bills would require employers to educate their employees about pension investments and the risks of putting employer stock into their plans.

Legislation also has been introduced to tighten the rules for pension plan fiduciaries—individuals or entities that control plan assets—to ensure that the fiduciaries act in the interest of participants and beneficiaries. Some bills would increase penalties for fiduciaries who misrepresent the financial health of the plan sponsor. Others would protect plan benefits during a change in plan administrator, when participants typically cannot access their accounts for a period of time during the changeover.

Immediate Expensing for Stock Options? Expensing of stock options may become an explosive topic later this year, when the International Accounting Standards Board is expected to require immediate expensing. While not binding, the IASB will generate pressure for U.S. adoption of such a standard, which corporations are already mobilizing to defeat.

Also in the offing is a strong possibility that Enron, and much less probably Andersen, will be prevented from holding government contracts.

The reality of the largest bankruptcy in history has cast a hotter light on several provisions in long-pending bankruptcy reform legislation.

CORPORATE GOVERNANCE PROFILE

GOVERNANCE PROVISIONS

Antigreenmail provision

Blank check preferred stock (Charter)

Board can amend bylaws without shareholder approval (Charter)

Classified board (Charter)

Fair price provision with supermajority (80%) shareholder vote requirement (Charter)

Poison pill with sunset provision greater than two years (Adopted: Sept. 21, 1988; Expires: October 2008)

No shareholder right to act by written consent (Charter)

No shareholder right to call special meetings (Charter)

Reincorporation from California to Delaware (Charter)

Supermajority (80%) shareholder vote required to amend bylaws (Charter)

Supermajority (80%) shareholder vote required to remove directors with cause (Charter)

Elimination of cumulative voting (Charter)

Director term limits that provide for mandatory retirement at age 70

Supermajority (80%) shareholder vote required to amend certain charter provisions (Charter)

Established officer stock ownership requirements

GOVERNANCE MILESTONES

Elimination of nonemployee director pension plan

Established nonemployee director stock ownership requirements (three times annual retainer)

Adopted policy requiring directors be paid 30% in stock

Airborne Announces Revised Corporate Governance Policies

SEATTLE -- February 15, 2002 – Airborne, Inc. (NYSE: ABF) announced today that its Board of Directors has authorized the redemption of the rights issued pursuant to its shareholder rights plan. In addition, the board adopted a policy requiring shareholder proxy votes to be confidential. The board adopted both policies to address matters of corporate governance.

The rights will be redeemed at a price of $.005 per right, payable in cash. There is currently one right attached to each outstanding share of common stock. Shareholders do not have to take any action to receive the redemption payment and do not have to exchange stock certificates. The redemption payment will be paid on May 28, 2002 to shareowners of record on May 14, 2002. As a result of the redemption, the rights plan has terminated.

Airborne, Inc. is the holding company for Airborne Express. For more than 50 years, Airborne Express has served the shipping needs of business customers around the world. Today, Airborne offers total distribution solutions by providing customers time-sensitive delivery of documents, letters, small packages, and freight to virtually every U.S. ZIP code and more than 200 countries. Customers can select from a variety of services including same-day, next-morning, 10:30, next-afternoon, second-day, ground delivery service, international air express and freight, ocean service, and logistics management.

CONTACT: Lanny Michael, CFO 206-281-1003.

Larry Anduha
209 Red Cloud drive
Diamond Bar, CA 91765

Mr. Kent Kresa
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
Phone: (310) 553-6262
Fax: (310) 553-2076
Email: investor_relations@mail.northgrum.com

Dear Mr. Kresa,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

10-20-02

cc: John A. Mullan
Corporate Secretary
FX: 310/556-4556
PH: 310/201-3081

December 4, 2002 update

3 – Open Up Our Poison Pill to Shareholder Vote

(1) **This topic won an overall 60%-yes vote at 50 companies in 2002**

Shareholders recommend that our Board of Directors redeem our poison pill and not adopt or extend any poison pill unless such adoption or extension is submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 and Jerome McLaughlin submit this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

(2) Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal,* June 12, 2002.

Our 52% and 64% Yes-Votes

This proposal topic won 52% and 64% of our yes-no votes cast at two of our annual meetings since 1999.

(3) Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in 2002, including reduced operational and pension earnings, demonstrate a need for:

Our new management, with the retirement of Kent Kresa, to not be sheltered in their jobs by a poison pill which could prevent the emergence of a more capable management team if such a need emerges.

Challenges for our company include:

1) A $160 million net loss for the first three quarters of 2002 compared to a 2001 profit of $296 million.

2) A Northrop conference call explanation of the $160 million loss got a chilly stock analyst reception – an unusual occurrence.

3) The conference call was convoluted, confusing plus management was not too enlightening said one analyst

4) Northrop owes a $1 billion tax bill and the IRS may charge past-due interest.

5) Northrop wrote down a $640 million noncash charge on a Litton unit.

6) Northrop is issuing 70 million new shares to complete the TRW transaction because Northrop's stock price fell. The 70 million new shares will dilute our earning per share.

7) Our company's $538 million pension income in 2000 could become a $40 million earnings drain in 2003.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills. Shareholders believe that our company should follow suit.

Open Up Our Poison Pill to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

4 – Allow Simple-Majority Vote

(1) **This topic won 51% to 64% of our yes-no votes cast in 1999, 2000 and 2002**

Shareholders recommend our company adopt a simple-majority vote bylaw. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible and as soon as possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic by amending our company governing documents including the bylaws and to take all available means to ensure adoption.

Larry Anduha, 209 Red Cloud Drive, Diamond Bar, Calif. 91765 submits this proposal.

Simple-majority requirements are widely supported

Proponents of simple-majority vote said that super-majority vote requirements, like our company's, may stifle bidder and devaluate our stock. Simple-majority resolutions at major
(2) companies won an overall 54% of yes-no shareholder votes cast in 1999 and 2000 and an 85%-yes vote at Alaska Air in 2002. This topic won 51% to 64% of our own yes-no votes in 1999, 2000 and 2002. Once during 1999-2002 our management even excluded this topic from our shareholder ballot.

Serious about Good Governance

(3) Enron and the corporate disasters that followed forced many companies to get serious about good governance. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight.

This proposal topic won significant institutional support to win 51% to 64% of the yes-no vote at three annual meetings. A McKinsey & Co. survey showed that institutional investors are prepared to pay an 18% premium for good corporate governance.

Shareholder resolutions should be binding according to *Business Week* in "The Best & Worst Boards" cover-page report, October 7, 2002.

(4) Prevent 1%-Minority Control

A supermajority rule, like our company has, means that if 100% of shares-voted support a proposal, the proposal may not pass because an 80%-yes vote of all shares in existence is required. Thus shareholder approval of certain items is all but impossible. Currently a 1%-shareholder minority could have veto power over a 79%-majority of shareholders.

(5) Shareholder Review of Management

I believe that adopting simple-majority vote will give some measure of a shareholder check-and-balance review of management. This is important because I believe our review rights as shareholders are significantly restricted:

1) An 80%-vote of all shares in existence plus good-cause is required to remove a director.
2) Our board can amend our bylaws without shareholder approval.
3) Our ballots are not confidential.
4) Our company eliminated the shareholder right to act by written consent.
5) Our company eliminated the shareholder right to call a special meeting.
6) Our cumulative voting right was eliminated.

6

Management Commitment to Shareholders

By adopting a policy to allow simple majority vote, our board could demonstrate management concern and commitment to shareholder value – a prudent move in the post-Enron era.

Allow Simple-Majority Vote
This topic won 51% to 64% of our yes-no votes cast in 1999, 2000 and 2002
Yes on 4

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 8, 2003

The first proposal recommends that the board of directors redeem Northrop Grumman's "poison pill and not adopt or extend any poison pill unless such adoption or extension is submitted to a shareholder vote." The second proposal recommends that Northrop Grumman adopt a simple-majority vote bylaw.

We are unable to concur in your view that Northrop Grumman may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Northrop Grumman may exclude the proposals from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Northrop Grumman may exclude the first proposal under rules 14a-8(i)(2) and 14a-8(i)(6). Accordingly, we do not believe that Northrop Grumman may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Northrop Grumman may omit the entire first proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the first proposal's supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- provide a citation to a specific source for the sentence at the beginning and end of the proposal that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";
- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999";
- specifically identify the "certain governance experts" referenced in the sentence that begins "Certain governance experts believe . . . and ends ". . . leading to a higher stock price" and provide factual support in the form of a citation to a specific source for that sentence;
- provide a citation to a specific source for the sentence that begins "This proposal topic won 52% and 64% . . ." and ends ". . . annual meetings since 1999";

- delete the paragraph that begins "Challenges for our company include . . ." and ends ". . . $40 million earnings drain in 2003";

- revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced;

- provide a citation to a specific source for the sentence that begins "In recent years, various companies . . . and ends ". . . company should follow suit"; and

- in the sentence "Shareholders believe our company should follow suit," delete the reference to "Shareholders" and recast the sentence as the proponent's belief.

Accordingly, unless the proponents provide Northrop Grumman with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Northrop Grumman omits only these portions of the supporting statements from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Northrop Grumman may exclude the first proposal under rule 14a-8(i)(13). Accordingly, we do not believe that Northrop Grumman may omit the revised proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent for the second proposal has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Northrop Grumman failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Northrop Grumman's request for additional information from the second proponent. Accordingly, unless the proponent provides Northrop Grumman with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Northrop Grumman omits the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Northrop Grumman may omit the entire second proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence at the beginning and end of the proposal that begins "This topic won 51% and 64% . . ." and ends ". . . cast in 1999, 2000 and 2002";

- delete the phrase "and an 85%-yes vote at Alaska Air in 2002" in the sentence that begins "Simple-majority resolutions at major companies. . ." and ends ". . . Alaska Air in 2002" and provide factual support in the form of a citation to a specific source for the remaining sentence;

- delete the sentence that begins "Once during 1999-2002 . . ." and ends ". . . our shareholder ballot";

- specifically identify the "institutional investors" for the sentence that begins "Increasingly, institutional investors . . ." and ends ". . . seen as lax in oversight" and provide factual support in the form of a citation to a specific source;

- specifically identify the "institutional investors" for the sentence that begins "This proposal topic won . . ." and ends ". . . at three annual meetings" and provide factual support in the form of a citation to a specific source;

- provide factual support in the form of a citation to the specific survey and publication date for the discussion that begins "A McKinsey & Co. survey . . ." and ends ". . . 18% premium for good corporate governance";

- delete the sentence that begins "Shareholder resolutions should be . . ." and ends ". . . cover page report, October 7, 2002.";

- delete the subheading "Prevent 1%-Minority Control" and the sentence that begins "Currently a 1% shareholder minority. . ." and ends ". . . 79%-majority of shareholders"; and

- delete the discussion that begins "2) Our board can amend our bylaws . . ." and ends ". . . cumulative voting right was eliminated."

Accordingly, unless the proponents provide Northrop Grumman with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Northrop Grumman omits only these portions of the supporting statements from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffery B. Werbitt
Attorney-Advisor